EXHIBIT 99.1
                                                                   ------------


                                                                      Three Months Ended       Six Months Ended
                                                                            June 30                 June 30
                                                                       2006         2005         2006      2005
    ------------------------------------------------------------------------------------------------------------
    FINANCIAL
    ($CDN thousands, except per unit and per boe amounts)
    Revenue before royalties                                        306,749      251,596      625,680   489,650
             Per unit (1)                                              1.51         1.32         3.09      2.58
             Per boe                                                  54.54        50.40        54.70     49.07
    Cash flow (2)                                                   194,653      121,808      385,852   263,774
             Per unit (1)                                              0.96         0.64         1.90      1.39
             Per boe                                                  34.61        24.40        33.73     26.43
    Net income                                                      182,499       73,215      286,570   111,861
             Per unit (3)                                              0.91         0.39         1.43      0.60
    Cash distributions                                              120,620       84,468      240,487   168,335
             Per unit (1)                                              0.60         0.45         1.20      0.90
    Payout ratio (4)                                                     62           69           62        64
    Net debt outstanding (5)                                        567,442      366,216      567,442   366,216

    OPERATING
    Production
             Crude oil (bbl/d)                                       27,805       22,046       28,723    22,020
             Natural gas (mcf/d)                                    178,504      173,116      181,721   174,586
             Natural gas liquids (bbl/d)                              4,247        3,962        4,184     4,016
             Total (boe/d)                                           61,803       54,860       63,194    55,133
    Average prices
             Crude oil ($/bbl)                                        71.86        58.37        65.53     56.02
             Natural gas ($/mcf)                                       6.35         7.42         7.39      7.31
             Natural gas liquids ($/bbl)                              54.44        46.13        53.69     46.35
             Oil equivalent ($/boe) (6)                               54.54        50.40        54.70     49.06
    Operating netback ($/boe)
             Commodity and other revenue (before hedging)             54.54        50.40        54.70     49.06
             Transportation costs                                    (0.66)       (0.76)       (0.64)    (0.74)
             Royalties                                               (9.78)      (10.34)      (10.25)    (9.67)
             Operating costs                                         (8.20)       (7.35)       (8.00)    (6.73)
             Netback (before hedging)                                 35.90        31.95        35.81     31.92
    ------------------------------------------------------------------------------------------------------------

    TRUST UNITS
    (thousands)
    Units outstanding, end of period                                201,495      188,402      201,495   188,402
    Units issuable for exchangeable shares                            2,895        2,927        2,895     2,927
    Total units outstanding and issuable for exchangeable
             shares, end of period                                  204,390      191,329      204,390   191,329
    Weighted average units (7)                                      200,814      187,388      200,202   186,810
    ------------------------------------------------------------------------------------------------------------

    TRUST UNIT TRADING STATISTICS
    ($CDN, except volumes) based on intra-day trading
    High                                                              28.61        20.30        28.61     20.40
    Low                                                               24.35        16.88        24.35     16.55
    Close                                                             28.00        19.94        28.00     19.94
    Average daily volume                                            547,926      604,981      546,347   685,964
    ============================================================================================================

    (1) Per unit amounts (with the exception of per unit distributions) are based on weighted average units plus units issuable for exchangeable shares.
    (2) Management uses cash flow to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow from operating activities before changes in non-cash working capital and expenditures on site restoration and reclamation.
    (3) Net income per unit is based on net income after non-controlling interest divided by weighted average units (excluding units issuable for exchangeable shares).
    (4) Cash distributions divided by cash flow from operations. This ratio would have increased to 63 per cent for the three and six months ended June 30, 2006 if the exchangeable shares had been converted to trust units at the beginning of the period.
    (5) Net debt excludes unrealized commodity and foreign exchange contracts asset and liability.
    (6)  Includes other revenue.
    (7) Excludes trust units issuable for outstanding exchangeable shares at period end.

-------------------------------------------------------------------------------
MESSAGE TO UNITHOLDERS
-------------------------------------------------------------------------------

ARC's unitholders are realizing the benefits of ARC's long held strategy of striving for a balanced portfolio of assets. Despite a 25 per cent drop in natural gas prices from the first quarter of 2006, cash flow increased by two per cent to $0.96 per unit as ARC's balanced portfolio benefited from record high oil prices. The decline in natural gas prices was predominantly due to high storage levels brought on by very mild winter weather. Oil prices increased based on unstable geopolitical factors, which resulted in concerns about oil supplies in several regions of the world. ARC was able to mitigate the drop in natural gas prices through higher realized revenues on the oil side and, $11 million in cash hedging gains. ARC has traditionally maintained a balanced production and reserves portfolio so as not to be overexposed to price volatility which, as we are now experiencing, sometimes occurs on just one of the commodities.

Production increased by 13 per cent to 61,803 from 54,860 in the second quarter of 2005. On a per unit basis, production increased by seven per cent to 0.31 boe per day per thousand units from 0.29 a year earlier. Historically, second quarter production drops slightly in comparison to the first quarter, due to the cessation of most development operations for spring break-up and maintenance activities traditionally conducted during May, June and July by ARC, and other operators, on oil and gas processing facilities. Approximately 1,400 boe per day of production was shut-in due to maintenance during the quarter. ARC's asset base is highly diversified with no property accounting for more than eight per cent of overall production. This split in production volumes mitigates losses in production when facilities are shut-in for scheduled maintenance, demonstrating the benefits of ARC's balanced and diversified production base.

As a result of strong cash flow, ARC has been able to fund 100 per cent of its capital program for the year-to-date out of cash flow, and maintain stable distributions while maintaining a payout ratio of just 62.2 per cent, slightly lower than the first quarter payout ratio of 63 per cent.

ARC expects a busy third quarter as it continues to execute a record capital development program with drilling activities taking place in all of ARC's core areas. ARC's board of directors has approved an increase in the capital budget to $370 million, up $30 million as a result of a $15 million increase for land purchases, new projects and increased costs. As a result of our strong production performance to date and with continued success on our development program, ARC has once again increased its production forecast for 2006 to 62,800 boes per day. This is up 1,800 boes per day from our initial guidance of 61,000 boes per day at the start of the year.

On July 11, 2006, ARC celebrated its 10 year anniversary. ARC is proud of what we have accomplished over our HIC OMITTED][GRAPHIC OMITTED] first 10 years, particularly the 27 per cent annualized return we have delivered to our unitholders. Since inception, our strategy has been clear and consistent: to utilize our unique managerial and technical expertise to acquire and develop quality assets to maximize long-term value to our unitholders. We have accomplished much over the past 10 years, but we still have much more we believe we can achieve with the hard work and dedication of our employees and the continued support of our investors.


                                                  /s/ John P. Dielwart

                                                         John P. Dielwart
                                                  DIRECTOR, PRESIDENT AND
                                                  CHIEF EXECUTIVE OFFICER


2       ARC ENERGY TRUST

-------------------------------------------------------------------------------
ACCOMPLISHMENTS / FINANCIAL UPDATE
-------------------------------------------------------------------------------

o Production averaged 61,803 boe per day in the second quarter of 2006, 13 per cent higher than the 54,860 boe per day achieved in the second quarter of 2005. The increase in production is due to the Redwater and NPCU acquisitions made in late 2005, other smaller acquisitions and from the successful results of an active drilling program. Well reactivations and optimization at Redwater also contributed to increased production. Second quarter production was reduced, as expected, by approximately 1,400 boe per day due to downtime for spring breakup and turnaround activities. The Trust has increased its guidance for 2006 production to 62,800 boe per day from 62,000 boe per day as a result of the strong performance in the first half of 2006.

o The Trust spent $58.6 million on capital development and drilled 13 net wells on operated properties in the second quarter. The most significant activity was focused in northern and central Alberta during the second quarter as the Trust drilled nine net wells in these areas. In addition, the Trust was active in southeast Saskatchewan in the second quarter with the drilling of four net wells. The Trust has increased its 2006 capital expenditure budget to $370 million from $340 million.

o During the first half of 2006, the Trust acquired $30.4 million of oil and natural gas properties, net of minor property dispositions, which were financed in total with proceeds from the Trust's Distribution Reinvestment Plan and from the issuance of trust units pursuant to the Trust Unit Incentive Rights Plan.

o Production per unit increased by seven per cent to 0.31 boe per day per thousand units in the second quarter of 2006, from 0.29 boe per day per thousand units in the second quarter of 2005.

o ARC realized cash flow of $194.7 million ($0.96 per unit) in the second quarter of 2006 compared to $121.8 million ($0.64 per unit) in the second quarter of 2005. The 60 per cent increase in second quarter 2006 cash flow was due to higher oil prices and increased production volumes, which offset the impact of lower natural gas prices.

o Net income for the second quarter increased to $182.5 million from $73.2 million in the second quarter of 2005. This increase was primarily due to higher production, higher commodity prices and a future income tax recovery of $70.9 million in the second quarter of 2006 as a result of legislated federal and provincial corporate income tax rate reductions.

o ARC's second quarter average oil price increased 23 per cent to $71.86 per boe from $58.37 per boe in the second quarter of 2005. West Texas Intermediate ("WTI") increased 33 per cent in the second quarter of 2006 to US$70.70 per barrel compared to US$53.13 per barrel in the second quarter of 2005. Oil differentials contributed to the higher realized oil price as differentials narrowed significantly during the second quarter. A stronger Canadian dollar partially offset the effect of higher WTI prices and narrowing oil differentials. ARC's average natural gas price decreased by 14 per cent to $6.35 per mcf from $7.42 per mcf in the second quarter of 2005.

                                                        ARC ENERGY TRUST      3

-------------------------------------------------------------------------------
ACCOMPLISHMENTS / FINANCIAL UPDATE (cont'd)
-------------------------------------------------------------------------------

o The Trust realized an operating netback, before hedging, of $35.90 per boe in the second quarter of 2006 compared to $31.95 per boe in the second quarter of 2005.

o Operating costs increased to $8.20 per boe in the second quarter of 2006 compared to $7.35 per boe in the second quarter of 2005. This increase in operating costs was primarily attributable to the acquisition of higher cost properties at Redwater and NPCU late in 2005 and overall industry operating cost increases. The Trust has decreased its guidance for 2006 operating costs to $8.40 per boe from $8.60 per boe as a result of strong performance in the first half of 2006 and increased production guidance for 2006.

o The Trust declared cash distributions of $120.6 million ($0.60 per unit) in the second quarter of 2006, resulting in a payout ratio of 62 per cent. The remaining 38 per cent of cash flow ($74.1 million) was used to fund 100 per cent of ARC's second quarter capital development program and to contribute $4.5 million to the reclamation fund. To date in 2006, the Trust has funded 100 per cent of the capital development program with cash flow after having funded distributions.

o The Trust celebrated its ten year anniversary on July 11, 2006 and has reflected on the multitude of accomplishments during that time. The Trust has provided superior financial returns to its unitholders and is recognized as an industry leader both financially and with respect to industry and community initiatives. The Trust's emphasis on long-term planning, risk management and adherence to diligent acquisition criteria have been key contributors to the Trust's success over its first ten years of operations. Following are just a few of the Trust's many significant accomplishments in its first ten years:

     >> On July 11, 1996 the Trust acquired existing oil and gas properties in Central Alberta with production of 9,600 boe per day. Since then, the Trust has increased production by 544 per cent to 61,803 boe per day.
     >> The Trust has spent $1.1 billion on capital development and $2.5 billion on acquisitions since inception. As a result, the Trust has grown proved plus probable reserves by 714 per cent from 35 mmboe to 287 mmboe.
     >> The Trust completed its initial public offering ("IPO") of 18 million trust units at $10 per unit on July 11, 1996. Since then, the Trust has provided unitholders with an annualized 27.3 per cent total return, consisting of total capital appreciation of $18.00 per unit and distributions of $17.43 per unit.
     >> The Trust has generated cash flow from operations of $2.7 billion and paid out $1.9 billion to unitholders for a total payout ratio since inception of 71 per cent. The remaining cash flow was used to finance a portion of the Trust's capital development program and to provide funding for the Trust's reclamation fund for ongoing and future reclamation activities.
     >> The Trust has diversified its asset base from one operating area in Central Alberta with an interest in 195 net wells to five core operating areas throughout Alberta, British Columbia and Saskatchewan and an interest in 4,833 net wells.

4      ARC ENERGY TRUST

-------------------------------------------------------------------------------
ACCOMPLISHMENTS / FINANCIAL UPDATE (cont'd)
-------------------------------------------------------------------------------

     >> The Trust has continually emphasized safety as its number one priority in conducting its day-to-day operations. This is evident as the Trust has recorded only one lost time incident for Trust employees and contract operators throughout the entire ten year history.
     >> The Trust has increased its unitholder base from 18 million trust units with a market capitalization of $180 million to 204 million trust units and exchangeable shares with a market capitalization of $5.7 billion. The Trust's unitholder base has evolved from primarily Canadian retail investors at inception to a diverse unitholder base of retail, institutional, and international investors.
     >> The Trust has strongly supported a number of community initiatives and philanthropic causes throughout its ten year history. The Calgary and Area United Way, the Alberta Children's Hospital, the Alberta Cancer Foundation, and the Canadian Sport Centre Calgary are just a few of the many organizations that the Trust has supported throughout the years. In addition to financial support, the Trust has provided such organizations with business expertise, employee volunteers, and tangible assets as needed.


                                                        ARC ENERGY TRUST      5

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
-------------------------------------------------------------------------------

Management's discussion and analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005.

This MD&A was written on July 28, 2006.

Management uses cash flow to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles, ("GAAP") and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.

The following table reconciles the cash flow from operating activities to cash flow from operations, which is a term used frequently in this MD&A:

-------------------------------------------------------------------------------------------------------------
                                                         Three months ended               Six months ended
                                                               June 30                        June 30
-------------------------------------------------------------------------------------------------------------
($ millions)                                              2006          2005             2006           2005
-------------------------------------------------------------------------------------------------------------
Cash flow from operating activities                    182,110       127,917          371,204        256,653
Changes in non-cash working capital                     10,574        (7,150)          11,414          5,033
Expenditures on site restoration and reclamation         1,969         1,041            3,234          2,088
-------------------------------------------------------------------------------------------------------------
Cash flow from operations                              194,653       121,808          385,852        263,774
=============================================================================================================

Management uses certain key performance indicators ("KPI's") and industry benchmarks such as operating netbacks ("netbacks"), total capitalization and payout ratios to analyze financial and operating performance. These KPI's and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

This discussion and analysis contains forward-looking statements as to the Trust's internal projections, expectations or beliefs relating to future events or future performance, including the Trust's 2006 Guidance set forth herein, within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and the Securities Act (Ontario). In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of ARC Energy Trust ("ARC" or "the Trust"). The projections, estimates and beliefs contained in such forward-looking statements are based on management's assumptions relating to the production performance of ARC's oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2006 and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties, including the business risks discussed in the MD&A, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.


6      ARC ENERGY TRUST

The Trust does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.

HIGHLIGHTS
----------------------------------------------------------------------------------------------------------------------
                                                            Three months ended               Six months ended
                                                                  June 30                         June 30

(CDN$ millions, except per unit and volume data)         2006        2005   % Change       2006      2005   % Change
----------------------------------------------------------------------------------------------------------------------
Cash flow from operations                               194.7       121.8         60      385.9     263.8         46
Cash flow from operations per unit                       0.96        0.64         50       1.90      1.39         37
Net income before taxes (1)                             111.6        78.8         42      205.4      88.0        133
Net income                                              182.5        73.2        149      286.6     111.9        156
Distributions per unit                                   0.60        0.45         33       1.20      0.90         33

Payout ratio per cent (2)                                  62          69        (10)        62        64         (3)
Daily production (boe/d) (3)                           61,803      54,860         13     63,194    55,133         15
======================================================================================================================

(1) Represents net income after non-controlling interest and before the future income tax recovery.
(2)  Based on cash distributions divided by cash flow from operations.
(3) Reported production amount is based on company interest before royalty burdens.

NET INCOME
Net income in the second quarter of 2006 was $182.5 million, an increase of $109.3 million from $73.2 million in the second quarter of 2005 primarily as a result of higher production and higher commodity prices in the second quarter. A significant future income tax recovery attributed to reductions in future federal and provincial corporate income tax rates was recorded in the second quarter of 2006. The second quarter future income tax recovery of $70.9 million included a $57.5 million recovery solely due to the reduction in future corporate income tax rates.

CASH FLOW FROM OPERATIONS
Cash flow from operations increased by 60 per cent in the second quarter of 2006 to $194.7 million from $121.8 million in the second quarter of 2005. The increase in 2006 cash flow was the result of a 13 per cent increase in production volumes, higher commodity prices, partially offset by higher operating costs and royalties. Per unit cash flow from operations increased 50 per cent to $0.96 per unit from $0.64 per unit in the second quarter of 2005.

Following is a summary of variances in cash flow from operations for the second quarter and first six months of 2006 relative to the same periods of 2005:


                                                        ARC ENERGY TRUST      7

----------------------------------------------------------------------------------------------------------------------------
                                            Three months ended June 30               Six months ended June 30

                                      $ Millions   $ Per Unit     %Variance (2)  $ Millions     $ Per Unit    %Variance (2)
----------------------------------------------------------------------------------------------------------------------------
2005 CASH FLOW                             121.8         0.64                 -      263.8            1.39                -
----------------------------------------------------------------------------------------------------------------------------
Volume variance                             31.8         0.17                26       71.6            0.38               27
Price variance                              23.3         0.12                19       64.4            0.34               24
Cash gains on commodity and foreign
     currency contracts (1)                 38.5         0.21                32       44.4            0.24               17
Royalties                                   (3.4)       (0.02)               (3)     (20.8)          (0.11)              (8)
Expenses:
     Operating                              (9.4)       (0.05)               (8)     (24.3)          (0.13)              (9)
     Cash G&A                               (4.2)       (0.02)               (3)      (5.7)          (0.03)              (2)
     Interest and cash taxes                (3.7)       (0.02)               (3)      (8.0)          (0.05)              (3)
Other                                        -           -                    -        0.5           (0.01)               -
Weighted average trust units                 -          (0.07)                -        -             (0.12)               -
----------------------------------------------------------------------------------------------------------------------------
2006 CASH FLOW                             194.7         0.96                60      385.9            1.90               46
============================================================================================================================

(1) Represents change in cash losses on commodity and foreign currency contracts including cash settlements on termination of commodity and foreign currency contracts.
(2)  Variance is calculated based on $ millions column.

PRODUCTION
Production volumes averaged 61,803 boe per day in the second quarter of 2006 compared to 54,860 boe per day in the second quarter of 2005. Production from the Redwater and NPCU properties purchased late in December 2005 contributed over 5,300 boe per day in the second quarter, while other 2005 acquisitions including additional interest at Berrymoor, Buckcreek and the Romulus acquisition, added approximately 1,200 boe per day. Second quarter 2006 production was four per cent lower than first quarter 2006 production largely as a result of spring breakup and turnaround activity that contributed to an approximate 1,400 boe per day reduction in second quarter production.

The Trust's annual objective is to maintain production through the drilling of wells and other development activities. In fulfilling this objective, there may be fluctuations in production depending on the timing of new wells coming on-stream. The Trust expects that 2006 full year production will be approximately 62,800 boe per day.

----------------------------------------------------------------------------------------------------------------------
                                                      Three months ended                   Six months ended
                                                           June 30                              June 30

PRODUCTION (1)                                      2006        2005    % Change        2006       2005     % Change
----------------------------------------------------------------------------------------------------------------------
Crude oil (bbl/d)                                 27,805      22,046          26      28,723     22,020           30
Natural gas (mcf/d)                              178,504     173,116           3     181,721    174,586            4
NGL (bbl/d)                                        4,247       3,962           7       4,184      4,016            4
----------------------------------------------------------------------------------------------------------------------
TOTAL PRODUCTION (BOE/D)                          61,803      54,860          13      63,194     55,133           15
----------------------------------------------------------------------------------------------------------------------
% Natural gas production                              48          53          (5)         48         53           (5)
% Crude oil and liquids production                    52          47           5          52         47            5
======================================================================================================================

(1) Reported production for a period may include minor adjustments from previous production periods.


8      ARC ENERGY TRUST

Oil production increased by 26 per cent to 27,805 boe per day in the second quarter of 2006 from 22,046 boe per day in the second quarter of 2005. The increase in oil production was largely attributed to the Redwater and NPCU acquisition in the fourth quarter of 2005. The Trust's weighting of oil and liquids production increased to 52 per cent in the second quarter of 2006 from 47 per cent in 2005 as a result of the incremental Redwater and NPCU oil volumes.

Natural gas production increased to 178.5 mmcf per day in the second quarter of 2006, a three per cent increase compared to second quarter 2005 natural gas production of 173.1 mmcf per day. The majority of this increase was as a result of ARC's active internal drilling program, particularly three wells in the Pembina area and a very successful horizontal well drilled at Dawson in Northern British Columbia.

During the second quarter of 2006, the Trust drilled 20 gross wells (13 net wells) on operated properties; nine gross oil wells and 11 gross natural gas wells with a 100 per cent success rate.

The following table summarizes the Trust's production by core area:

------------------------------------------------------------------------------------------------------------------------
                                                Q2 2006                                       Q2 2005
------------------------------------------------------------------------------------------------------------------------
CORE AREAS (1)                    TOTAL       OIL        GAS         NGL        Total      Oil        Gas         NGL
                                 (BOE/D)    (BBLS/D)    (MMCF/D)   (BBLS/D)    (boe/d)   (bbls/d)    (mmcf/d)   (bbls/d)
------------------------------------------------------------------------------------------------------------------------
Central AB                         8,082      1,501        30.7      1,464      7,881      1,311        29.3      1,683
Northern AB & BC                  18,345      5,596        67.2      1,554     18,064      5,905        65.0      1,331
Pembina & Redwater                13,712      9,293        20.0      1,093      7,422      3,705        17.5        800
S.E. AB & S.W. Sask.              10,798      1,043        58.4          9     11,426      1,486        59.6         10
S.E. Sask.                        10,866     10,372         2.2        127     10,067      9,639         1.7        138
------------------------------------------------------------------------------------------------------------------------
TOTAL                             61,803     27,805       178.5      4,247     54,860     22,046       173.1      3,962
========================================================================================================================

(1) Provincial references: AB is Alberta, BC is British Columbia, Sask. Is Saskatchewan, S.E. is Southeast, S.W. is Southwest.

COMMODITY PRICES PRIOR TO HEDGING
----------------------------------------------------------------------------------------------------------------------
                                                      Three months ended                   Six months ended
                                                           June 30                              June 30

BENCHMARK PRICES                                    2006        2005    % Change        2006       2005     % Change
----------------------------------------------------------------------------------------------------------------------
AECO gas (CDN$/mcf) (1)                             6.28        7.38         (15)       7.78       7.04           11
WTI oil (US$/bbl) (2)                              70.70       53.13          33       67.14      51.53           30
USD/CAD foreign exchange rate                       0.89        0.80          11        0.88       0.81            9
WTI oil (CDN$/bbl)                                 79.08       66.10          20       76.28      63.65           20
======================================================================================================================

(1)  Represents the AECO monthly posting.
(2)  WTI represents West Texas Intermediate posting as denominated in US$.

While crude oil prices averaged US$70.70 per barrel in the second quarter of 2006, the Canadian dollar also remained strong and closed the quarter at $0.90. Despite the 33 per cent increase in the US$ WTI oil price in the second quarter 2006 relative to 2005, the Canadian denominated oil price increased by only 20 per cent to $79.08 per barrel in the second quarter of 2006 compared to $66.10 per barrel in the second quarter of 2005 as a result of the continued strengthening of the Canadian dollar. The Trust's realized oil price, before hedging, increased by 23 per cent to $71.86 per barrel in the second quarter of 2006 compared to $58.37 per barrel in 2005 in part due to the acquired Redwater and NPCU production that is a high quality light crude oil that receives a


                                                        ARC ENERGY TRUST      9
premium price. The higher realized oil price was also attributed to narrowing of the differential between the Edmonton posted price and medium and heavy oil posted prices. The Trust recorded a differential of $7.22 per barrel in the second quarter of 2006 compared to $7.73 per barrel in 2005 and $13.83 per barrel in the first quarter of 2006 from the Canadian dominated WTI to the Trust's realized price. The Trust's oil production consists predominantly of light and medium crude oil with heavy oil accounting for approximately five per cent of the Trust's liquids production.

Alberta AECO monthly Hub prices, which are commonly used as an industry reference for natural gas prices, averaged $6.28 per mcf in the second quarter of 2006 compared to $7.38 per mcf in the second quarter of 2005. ARC's realized gas price, before hedging, decreased by 14 per cent in the second quarter of 2006 to $6.35 per mcf compared to $7.42 per mcf in 2005. ARC's realized gas price is based on prices received at the various markets where the Trust sells its natural gas. ARC's natural gas sales portfolio consists of gas sales priced at the AECO monthly index, the AECO daily spot market, eastern and mid-west United States markets and a portion is sold through aggregators.

Prior to hedging activities, ARC realized commodity revenue of $54.54 per boe in the second quarter of 2006, an eight per cent increase over the $50.40 per boe received prior to hedging in the second quarter of 2005.

The following is a summary of realized prices:

----------------------------------------------------------------------------------------------------------------------
                                                      Three months ended                   Six months ended
                                                           June 30                              June 30

ARC REALIZED PRICES (1)                             2006        2005    % Change        2006       2005     % Change
----------------------------------------------------------------------------------------------------------------------
Oil ($/bbl)                                        71.86       58.37          23       65.63      56.02           17
Natural gas ($/mcf)                                 6.35        7.42         (14)       7.39       7.31            1
NGL's ($/bbl)                                      54.44       46.13          18       53.70      46.35           16
----------------------------------------------------------------------------------------------------------------------
Total commodity revenue                            54.42       50.22           8       54.58      48.91           12
     before hedging ($/boe)
Other revenue ($/boe)                               0.12        0.18         (33)       0.12       0.16          (25)
----------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE BEFORE HEDGING ($/BOE)               54.54       50.40           8       54.70      49.07            11
======================================================================================================================

(1) Prices as reported above are prior to gains and losses on commodity and foreign currency contracts and are prior to transportation charges. All gains and losses on commodity and foreign currency contracts are included in "gain (loss) on commodity and foreign currency contracts" in the statement of income.



10      ARC ENERGY TRUST

REVENUE
Revenue increased 22 per cent to $306.7 million in the second quarter of 2006 from second quarter 2005 revenue of $251.6 million. The increase in revenue was primarily attributable to higher volumes and higher commodity prices.

A breakdown of revenue is as follows:

----------------------------------------------------------------------------------------------------------------------
                                                      Three months ended                   Six months ended
                                                           June 30                              June 30

REVENUE ($ thousands)                               2006        2005    % Change        2006       2005     % Change
----------------------------------------------------------------------------------------------------------------------
Oil revenue                                      181,827     117,108          55     340,687    223,270           53
Natural gas revenue                              103,186     116,964         (12)    242,951    231,057            5
NGL's revenue                                     21,040      16,631          27      40,665     33,694           21
----------------------------------------------------------------------------------------------------------------------
Total commodity revenue                          306,053     250,703          22     624,303    488,021           28
Other revenue                                        696         893         (22)      1,377      1,629          (15)
----------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE BEFORE HEDGING (1)                 306,749     251,596          22     625,680    489,650           28
======================================================================================================================

(1) Revenue as reported above is prior to gains and losses on commodity and foreign currency contracts and prior to transportation charges. All gains and losses on commodity and foreign currency contracts are included in "gain/loss on commodity and foreign currency contracts" in the statement of income.

RISK MANAGEMENT AND HEDGING ACTIVITIES
ARC recognizes that effective risk management is a function of having a specific mandate, being adaptive to market conditions, and being disciplined in the execution of its risk management strategies.

The Trust's risk management activities are conducted by an internal Risk Management Committee, based upon guidelines approved by the Board. The Risk Management Committee has the following mandate:

     o    protect unitholder return on investment;
     o    provide   protection  for  minimum  monthly  cash   distributions  to
          unitholders;
     o employ a portfolio approach to risk management by entering into a number of small positions that build upon each other;
     o participate in commodity price upturns to the greatest extent possible while limiting exposure to price downturns; and,
     o ensure profitability of specific oil and gas properties that are more sensitive to changes in market conditions.

ARC continues to maintain upside participation on all produced volumes, with the exception of acquired volumes, but also recognizes the importance of protecting distributions with adequate price floors in a cost effective manner. ARC will continue in a disciplined manner to protect oil and natural gas price exposure.

The Trust realized cash hedging gains of $11.3 million and $9.9 million, respectively, for the second quarter and first six months of 2006 primarily due to gains on natural gas floors and the energy equivalent swap entered into by ARC in the first quarter of 2006.

As of the end of the second quarter ARC had upside participation for 2006 on all produced volumes, with the exception of the acquired volumes from Redwater and NPCU, with downside price protection for the remainder of the year on 39 per cent of liquids production and 17 per cent natural gas production (28 per cent of total production).


                                                        ARC ENERGY TRUST     11

For these volumes, ARC has an average floor on crude of US$55.69 per barrel and natural gas of CDN$7.56 per GJ (which includes the energy equivalent swap wherein ARC receives a fixed price of CDN$7.09 per GJ until August and receives upside on an additional 3,839 barrels per day of oil above US$64.52 per barrel during the month of July).

ARC has also re-allocated 22 per cent of its natural gas production to receive NYMEX pricing by entering into basis swaps which fix the differential between NYMEX and AECO natural gas prices. This strategy reduces the Trust's exposure to price specific risks at AECO by financially tying prices to the NYMEX market. The NYMEX basis swap transactions, with the fixed price representing the differential from NYMEX, are as follows:

     o    US$1.1925 on 40,000 mmbtu/d from July 2006 - Oct 2006
     o    US$1.525  on 20,000 mmbtu/d Nov 2006 - March 2007
     o    US$1.116  on 50,000 mmbtu/d from April 2007 - Oct 2007
     o    US$1.043  on 50,000 mmbtu/d from Nov 2008 - Oct 2010

For a complete summary of the Trust's oil and natural gas hedges, please refer to "Hedging Program" under the "Investor Relations" section of the Trust's website at www.arcenergytrust.com.

The Trust considers its risk management contracts to be effective economic hedges as they meet the objectives of the Trust's risk management mandate. In order to mitigate credit risk, the Trust executes commodity and foreign currency hedging risk management with financially sound, credit worthy counterparties. All contracts require approval of the Trust's Risk Management Committee prior to execution. Deferred premiums payable will be recorded as a realized cash hedging loss when payment is made in a future period. These premiums may be partially offset if ARC sells any short-term options. The Trust's oil contracts are based on the WTI index and the majority of the Trust's natural gas contracts are based on the AECO monthly index.

GAIN OR LOSS ON COMMODITY AND FOREIGN CURRENCY CONTRACTS
Gain or loss on commodity and foreign currency contracts comprise realized and unrealized gains or losses on commodity and foreign currency contracts that do not meet the requirements of an effective accounting hedge, even though the Trust considers all commodity and foreign currency contracts to be effective economic hedges. Accordingly, gains and losses on such contracts are shown as a separate expense in the statement of income.

The Trust recorded a cash gain of $11.3 million in the second quarter, which when combined with an unrealized fair value loss of $14.2 million resulted in a loss on commodity and foreign currency contracts of $3 million in the second quarter.


12      ARC ENERGY TRUST

The following is a summary of the gain (loss) on commodity and foreign currency contracts:

----------------------------------------------------------------------------------------------------------------------
COMMODITY AND FOREIGN CURRENCY CONTRACTS         CRUDE OIL &     NATURAL      FOREIGN       Q2 2006         Q2 2005
($ thousands)                                        LIQUIDS         GAS     CURRENCY         TOTAL           Total
----------------------------------------------------------------------------------------------------------------------
Realized cash gain  (loss) on contracts (1)          (2,634)       9,216        4,681        11,263         (27,232)
Unrealized gain (loss) on contracts (2)             (10,290)      (3,899)         (28)      (14,217)         26,314
----------------------------------------------------------------------------------------------------------------------
TOTAL GAIN (LOSS) ON COMMODITY AND FOREIGN
   CURRENCY CONTRACTS                               (12,924)       5,317        4,653        (2,954)           (918)
======================================================================================================================

----------------------------------------------------------------------------------------------------------------------
COMMODITY AND FOREIGN CURRENCY CONTRACTS         CRUDE OIL &     NATURAL      FOREIGN      YTD 2006        YTD 2005
($ thousands)                                        LIQUIDS         GAS     CURRENCY         TOTAL           Total
----------------------------------------------------------------------------------------------------------------------
Realized cash gain (loss) on contracts (1)           (6,386)      10,083        6,182         9,879         (34,546)
Unrealized gain (loss) on contracts (2)             (18,083)      10,409       (1,453)       (9,127)        (40,373)
----------------------------------------------------------------------------------------------------------------------
TOTAL GAIN (LOSS) ON COMMODITY AND FOREIGN
   CURRENCY CONTRACTS                               (24,469)      20,492        4,729           752         (74,919)
======================================================================================================================

(1) Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.
(2) The unrealized loss on contracts represents the change in fair value of the contracts during the period.

OPERATING NETBACKS
The Trust's operating netback, after realized hedging gains or losses, increased 43 per cent to $37.90 per boe in the second quarter of 2006 compared to $26.49 per boe in the second quarter of 2005. The increase in netbacks in 2006 is primarily due to higher commodity prices and hedging gains offset by increases in operating costs.

The netbacks incorporate realized cash gains on commodity and foreign currency contracts of $2.00 per boe for the second quarter of 2006, compared to losses of $5.46 per boe in the second quarter of 2005.

The components of operating netbacks are shown below:

-------------------------------------------------------------------------------------------------------------------------
                                                                                 Q2 2006                      Q2 2005
                                                                  Oil        Gas         NGL       TOTAL        Total
NETBACK                                                        ($/bbl)    ($/mcf)     ($/bbl)     ($/BOE)      ($/boe)
-------------------------------------------------------------------------------------------------------------------------
Weighted average sales price                                    71.86       6.35       54.44       54.42        50.22
Other revenue                                                       -          -           -        0.12        0.18
-------------------------------------------------------------------------------------------------------------------------
Total revenue                                                   71.86       6.35       54.44       54.54        50.40

Royalties                                                      (11.55)     (1.21)     (15.74)      (9.78)      (10.34)
Transportation                                                  (0.21)     (0.20)          -       (0.66)       (0.76)
Operating costs (1)                                            (11.13)     (0.94)      (7.22)      (8.20)       (7.35)
-------------------------------------------------------------------------------------------------------------------------
Netback prior to hedging                                        48.97       4.00       31.48       35.90        31.95
Realized gain (loss) on commodity and foreign currency
contracts                                                        0.81       0.57           -        2.00        (5.46)
-------------------------------------------------------------------------------------------------------------------------
Netback after hedging                                           49.78       4.57       31.48       37.90        26.49
=========================================================================================================================

(1) Operating expenses are composed of direct costs incurred to operate both oil and gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production.


                                                        ARC ENERGY TRUST     13

----------------------------------------------------------------------------------------------------------------------
                                                                               YTD 2006                       YTD 2005
                                                                  Oil        Gas         NGL       TOTAL         Total
NETBACK                                                        ($/bbl)    ($/mcf)     ($/bbl)     ($/BOE)       ($/boe)
-------------------------------------------------------------------------------------------------------------------------
Weighted average sales price                                    65.53       7.39       53.69       54.58        48.90
Other revenue                                                      -           -           -        0.12        0.16
---------------------------------------------------------------------------------------------------------------------
Total revenue                                                   65.53       7.39       53.69       54.70        49.06
Royalties                                                      (10.47)     (1.58)     (14.53)     (10.25)       (9.67)
Transportation                                                  (0.15)     (0.20)          -       (0.64)       (0.74)
Operating costs (1)                                            (10.64)     (0.95)      (6.62)      (8.00)       (6.73)
---------------------------------------------------------------------------------------------------------------------
Netback prior to hedging                                        44.27       4.66       32.54       35.81        31.92
Realized gain (loss) on commodity and foreign
currency contracts                                              (0.04)      0.31           -        0.86        (3.46)
---------------------------------------------------------------------------------------------------------------------
Netback after hedging                                           44.23       4.97       32.54       36.67        28.46
=====================================================================================================================

(1) Operating expenses are composed of direct costs incurred to operate both oil and gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production.

Royalties decreased to $9.78 per boe in the second quarter of 2006 compared to $10.34 per boe in the second quarter of 2005. Royalties as a percentage of pre-hedged commodity revenue net of transportation costs decreased to 18 per cent compared to 21 per cent in the second quarter of 2005. The decrease in royalties is due to a lower effective royalty rate in 2006 as a result of the increased oil weighting of the Trust's production following the 2005 acquisitions and to certain royalty concessions received on certain British Columbia natural gas properties. In addition, the Redwater and NPCU properties acquired in 2005 carried a lower effective royalty rate than the Trust's existing properties due to the royalty structure of the properties.

Operating costs increased to $8.20 per boe compared to $7.35 per boe in the second quarter of 2005. The acquisition of the Redwater and NPCU properties, with operating costs of approximately $20 per boe, contributed to a large portion of the 12 per cent increase in operating costs. Higher costs for supplies, materials, electricity and labour accounted for the remainder of the cost increase.

Transportation costs decreased 13 per cent to $0.66 per boe in the second quarter of 2006 compared to $0.76 per boe in the second quarter of 2005. This is a result of the increased percentage of oil in the Trust's production mix as oil has a relatively lower transportation cost than gas.

GENERAL AND ADMINISTRATIVE EXPENSES AND TRUST UNIT INCENTIVE COMPENSATION
Cash general and administrative expenses ("G&A"), net of overhead recoveries on operated properties increased to $8.8 million ($1.56 per boe) in the second quarter of 2006 from $6.4 million ($1.28 per boe) in 2005. Increases in cash G&A expenses in total and per boe for 2006 were due to increased staff levels and higher compensation costs. As a result of the unprecedented levels of activity for ARC and for the industry as a whole, the costs associated with hiring, compensating and retaining employees and consultants have risen.

The Trust paid out $4.2 million under the whole unit plan in April 2006 compared to $1.4 million in April 2005 ($2.7 million and $1 million of the payouts were allocated to G&A in 2006 and 2005, respectively, and the remainder


14      ARC ENERGY TRUST
to operating costs and capital projects). The higher cash payment in April 2006 is attributed to a higher unit price upon vesting, higher distributions and having two years of vesting in 2006 compared to one year in 2005.

The following is a breakdown of G&A and trust unit incentive compensation expense:

----------------------------------------------------------------------------------------------------------------------
                                                           Three months ended                  Six months ended
G&A AND TRUST UNIT COMPENSATION EXPENSE                          June 30                           June 30
($ thousands)                                           2006       2005     % Change      2006       2005     % Change
----------------------------------------------------------------------------------------------------------------------
G&A expenses                                          11,361      8,432           35    21,623     16,473           31
Operating recoveries                                  (2,563)    (2,040)          30    (5,171)    (3,915)          32
----------------------------------------------------------------------------------------------------------------------
Cash G&A expenses before Whole Unit Plan               8,798      6,392           38    16,452     12,558           31
----------------------------------------------------------------------------------------------------------------------
Cash expense - Whole Unit Plan                         2,720        955          185     2,722        955          185
----------------------------------------------------------------------------------------------------------------------
Cash G&A expenses including Whole Unit Plan           11,518      7,347           57    19,174     13,513           42
----------------------------------------------------------------------------------------------------------------------
Accrued compensation - Rights Plan                       749      1,807          (59)    2,523      3,482          (28)
Accrued compensation - Whole Unit Plan                 1,149         99        1,061     4,959        406        1,121
----------------------------------------------------------------------------------------------------------------------
Total G&A and trust unit compensation expense         13,416      9,253           45    26,656     17,401           53
======================================================================================================================

----------------------------------------------------------------------------------------------------------------------
                                                           Three months ended                  Six months ended
G&A AND TRUST UNIT COMPENSATION EXPENSE                          June 30                           June 30
($ per boe)                                              2006       2005     % Change      2006        2005   % Change
----------------------------------------------------------------------------------------------------------------------
Cash G&A expenses before Whole Unit Plan                 1.56       1.28           22      1.45        1.26         15
Cash G&A expenses including Whole Unit Plan              2.05       1.47           39      1.68        1.35         24
Total G&A and trust unit compensation expense            2.39       1.85           29      2.33        1.74         34
======================================================================================================================

A non-cash trust unit incentive compensation expense ("non-cash compensation expense") of $1.9 million ($0.34 per boe) was recorded in the second quarter of 2006 compared to $1.9 million ($0.38 per boe) in the second quarter of 2005. This non-cash amount relates to both the Trust Unit Incentive Rights Plan ("Rights Plan") and the Whole Trust Unit Incentive Plan ("Whole Unit Plan").

For the second quarter, the compensation expense for the rights plan based on the fair value calculation resulted in an expense of $0.7 million, down significantly from the $1.8 million expense recorded in the second quarter of 2005. The reduction in the rights compensation expense is due to the vesting of the majority of the rights early in the second quarter of 2006. The Rights Plan was discontinued with respect to any further issuance of rights and has been replaced with the Whole Unit Plan.

Under the Whole Unit Plan, the Trust recorded a non-cash expense of $1.1 million in the second quarter of 2006 versus $0.1 million in the second quarter of 2005 for the estimated expense attributed to the whole unit plan. The increase in the accrued value of the Whole Unit Plan is attributed to the increase in the Trust's unit value in the market, increased distributions and a higher performance multiplier reflecting ARC's top quartile returns as compared to other midsized oil and gas producers (the "peer group".) Refer to the Trust's 2005 Annual Report for a detailed description of the Whole Unit Plan.


                                                        ARC ENERGY TRUST     15

Following is a summary of changes in the Whole Unit Plan during the first six months of 2006:

--------------------------------------------------------------------------------------------------------------
WHOLE UNIT PLAN                                                   Number of         Number of      Total RTUs
(units in thousands and $ thousands)                                   RTUs              PTUs        and PTUs
--------------------------------------------------------------------------------------------------------------
Balance, beginning of period                                            479               390             869
Granted in the period                                                   174               178             352
Vested in the period                                                   (134)                -           (134)
Forfeited in the period                                                 (10)                -             (10)
--------------------------------------------------------------------------------------------------------------
Balance, end of period (1)                                              509               568           1,077
--------------------------------------------------------------------------------------------------------------
Estimated distributions to vesting date (2)                             130               192             322
--------------------------------------------------------------------------------------------------------------
Estimated units upon vesting after distributions                        638               760           1,399
--------------------------------------------------------------------------------------------------------------
Performance multiplier (3)                                                -               2.0               -
--------------------------------------------------------------------------------------------------------------
Estimated total units upon vesting                                      638             1,520           2,158
--------------------------------------------------------------------------------------------------------------
Trust unit price at June 30, 2006                                     28.00             28.00           28.00
--------------------------------------------------------------------------------------------------------------
Estimated total value upon vesting                                   17,864            42,560          60,424
==============================================================================================================

(1) Based on underlying units before performance multiplier and accrued distributions.
(2) Represents estimated additional units to be issued equivalent to distributions accruing to whole units to vesting date based on current distribution levels of $0.20 per unit per month.
(3) The performance multiplier only applies to PTUs. The performance multiplier was 2.0 at June 30, 2006 and the Trust estimates that the performance multiplier will remain at 2.0 upon vesting of the PTUs in future periods.

The value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period with the expense amount being determined by the unit price, the estimated number of units to vest, and distributions. Therefore, the expense recorded fluctuates over time.

The Whole Unit Plan value and thus the Trust's obligation for future payments under the plan is subject to variability depending upon the trust unit price, distributions, and the performance multiplier. The performance multiplier is based on the percentile rank of the Trust's Total Unitholder Return relative to returns on the trust units or common shares of members of a selected peer comparison group over the term of the PTU's. If the percentile rank is less than 25, the performance multiplier is zero and if the percentile rank is equal to or greater than 75, the performance multiplier is two. As at June 30, 2006, all PTU grants were assessed to have a percentile rank equal or greater than 75 and thus were valued with a performance multiplier of 2.0. Below is a summary of the range of future expected payments under the Whole Unit Plan based on variability of the performance multiplier:



16      ARC ENERGY TRUST

--------------------------------------------------------------------------------------------------------------
                                                                          Performance multiplier
--------------------------------------------------------------------------------------------------------------
VALUE OF WHOLE UNIT PLAN AS AT JUNE 30, 2006
(units thousands and $ thousands except per unit)                      0.0             1.0              2.0
--------------------------------------------------------------------------------------------------------------
Estimated trust units to vest
           RTUs                                                        638             638              638
           PTUs                                                          -             761            1,520
--------------------------------------------------------------------------------------------------------------
TOTAL UNITS                                                            638           1,399            2,158
--------------------------------------------------------------------------------------------------------------
           Trust unit price (1)                                      28.00           28.00            28.00
           Trust unit distributions per month (1)                     0.20            0.20             0.20
--------------------------------------------------------------------------------------------------------------
VALUE OF WHOLE UNIT PLAN UPON VESTING                               17,871          39,176           60,424
--------------------------------------------------------------------------------------------------------------
           Officers                                                  2,256          12,368           22,422
           Directors                                                   961             961              961
           Staff                                                    14,654          25,847           37,041
--------------------------------------------------------------------------------------------------------------
TOTAL PAYMENTS UNDER WHOLE UNIT PLAN (2)                            17,871          39,176           60,424
--------------------------------------------------------------------------------------------------------------
           2006                                                      1,403           1,403            1,403
           2007                                                      8,109          12,355           16,601
           2008                                                      6,225          16,735           27,189
           2009                                                      2,134           8,683           15,231
==============================================================================================================

(1) Values will fluctuate over the vesting period based on the volatility of the underlying trust unit price and distribution levels. Assumed future trust unit price of $28 per trust unit and distributions of $0.20 per unit per month based on current levels.
(2) Upon vesting, a cash payment is made equivalent to the value of the underlying trust units. The payment is made on an annual basis and at that time is reflected as a reduction of cash flow from operations.

Due to the variability in the future payments under the plan, the Trust estimates that $17.9 to $60.4 million will be paid out in future periods based on the current trust unit price, distribution levels and a performance multiplier ranging from 0 to 2.0.

INTEREST EXPENSE
Interest expense increased to $7.6 million in the second quarter of 2006 from $3.3 million in the second quarter of 2005 due to an increase in short-term interest rates and higher debt balances as a result of the 2005 acquisitions. As at June 30, 2006, 90 per cent of the Trust's debt was denominated in U.S. dollars. At June 30, 2006, the Trust had $527.6 million of debt outstanding, of which $256.4 million was fixed at a rate of 5.2 per cent and $271.2 million was floating at a rate of 5.7 per cent.

The following is a summary of the debt balance and interest expense for the second quarters of 2006 and 2005:

----------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE                                        Three months ended                  Six months ended
                                                             June 30                             June 30
($ thousands)                                        2006        2005   % Change        2006       2005    % Change
----------------------------------------------------------------------------------------------------------------------
Period end debt balance (1)                       527,637     319,628         65     527,637    319,628          65
         Fixed rate debt                          256,439     224,285         14     256,439    224,285          14
         Floating rate debt                       271,198      95,343        184     271,198     95,343         184
----------------------------------------------------------------------------------------------------------------------
Interest expense before interest rate               7,626       3,579        113      15,270      7,048         117
     swaps (2)
Gain on interest rate hedge                           (27)       (244)       (89)        (69)      (574)        (88)
----------------------------------------------------------------------------------------------------------------------
Net interest expense                                7,599       3,335        128      15,201      6,474         135
----------------------------------------------------------------------------------------------------------------------

(1)  Includes both long-term and current portions of debt.
(2) The interest rate swap was designated as an effective hedge for accounting purposes whereby actual realized gains and losses are netted against interest expense.


                                                        ARC ENERGY TRUST     17

FOREIGN EXCHANGE GAINS AND LOSSES
The Trust recorded a gain of $22.8 million ($4.05 per boe) on foreign exchange transactions in the second quarter of 2006 compared to a loss of $3.1 million ($0.62 per boe) in the second quarter of 2005. These amounts include both realized and unrealized foreign exchange gains and losses. Unrealized foreign exchange gains and losses are due to revaluation of U.S. denominated debt balances. The volatility of the Canadian dollar during the reporting period has a direct impact on the unrealized component of the foreign exchange gain or loss. The unrealized gain/loss impacts net income but does not impact cash flow as it is a non-cash amount. Realized foreign exchange gains or losses arise from U.S. denominated transactions such as interest payments, debt repayments and hedging settlements and a portion of natural gas sales.

TAXES
During the second quarter, Bill C-13, which included certain provisions of the Federal budget of May 2, 2006, received royal assent and the Alberta government legislated changes to its corporate income taxes. Following is a summary of the changes to federal and provincial corporate income tax rates that will directly impact the trust:

----------------------------------------------------------------------------------------------------------------------
ENACTED TAX CHANGE                                   PREVIOUS                     CURRENT                EFFECTIVE
----------------------------------------------------------------------------------------------------------------------
                                                                             23% (2006), 21% (2007),
                                              23% (2006), 21% (2007 and    20.5% (2008), 20% (2009),
Federal corporate income tax rate                            thereafter)                 19% (2010)          Immediate
----------------------------------------------------------------------------------------------------------------------
Federal corporate surtax rate                                     1.12%                  Eliminated    January 1, 2008
----------------------------------------------------------------------------------------------------------------------
                                                 0.125% (2006), 0.0625%
                                                   (2007), 0% (2008 and
Federal large corporations tax rate                          thereafter)                 Eliminated    January 1, 2006
----------------------------------------------------------------------------------------------------------------------
Federal non-capital loss carry forward                         10 years                    20 years          Immediate
----------------------------------------------------------------------------------------------------------------------
Alberta corporate income tax rate                                 11.5%                         10%      April 1, 2006
======================================================================================================================

As a result of the above noted changes to corporate income taxes, the Trust's expected future income tax rate is expected to be 29.7 per cent, a reduction from the previous rate of 33.7 per cent. The corporate income tax rate applicable to 2006 is 34.5 per cent, however ARC does not anticipate any material cash income taxes will be paid in fiscal 2006. Due to the Trust's structure, both income tax and future tax liabilities are passed on to the unitholders by means of payments made between ARC Resources and the Trust.

The Trust recorded a capital tax recovery of $0.3 million in the second quarter of 2006 compared to an expense of $0.3 million in 2005. The recovery of capital taxes was attributed to the elimination of capital taxes effective January 1, 2006 pursuant to the federal government budget of May 2, 2006. Previously, the Trust made monthly installments of capital taxes, therefore the recovery is attributed to installments made for fiscal 2006 prior to the budget amendment.

In the second quarter of 2006, a future income tax recovery of $70.9 million was included in income compared to a $5.6 million expense in the second quarter of 2005. The future income tax recovery in the second quarter included a recovery of $57.5 million due to the significant reduction in the future corporate income tax rates from 33.7 per cent to 29.7 per cent and a recovery of $3.7 million as a result of the unrealized loss on commodity and foreign currency contracts (expense of $9 million in the second quarter of 2005 based on the unrealized gain of $26.3 million).


18      ARC ENERGY TRUST

DEPLETION, DEPRECIATION AND ACCRETION OF ASSET RETIREMENT OBLIGATION
The depletion, depreciation and accretion ("DD&A") expense increased to $15.43 per boe in the second quarter of 2006 from $12.53 per boe in 2005. The higher DD&A expense is due to the Redwater and NPCU acquisitions in late 2005 for which the Trust recorded a higher proportionate cost per barrel of proved reserves, after adjustments for low tax pools, for the acquired properties compared to the existing ARC properties. In addition, the higher asset retirement obligation recorded in 2005 has resulted in higher accretion expense in 2006.

A breakdown of the DD&A expense is a follows:

----------------------------------------------------------------------------------------------------------------------
DD&A EXPENSE                                          Three months ended                   Six months ended
                                                           June 30                              June 30

($ thousands except per boe amounts)                2006        2005   % Change         2006       2005    % Change
----------------------------------------------------------------------------------------------------------------------
Depletion of oil & gas assets (1)                 84,168      61,300         37      170,716    122,515          39
Accretion of asset retirement obligation (2)       2,613       1,266        106        5,225      2,512         108
----------------------------------------------------------------------------------------------------------------------
Total DD&A                                        86,781      62,566         39      175,941    125,027          41
----------------------------------------------------------------------------------------------------------------------
DD&A expense per boe                               15.43       12.53         23        15.38      12.53          23
======================================================================================================================

(1) Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the property, plant and equipment ("PP&E") balance and is being depleted over the life of the reserves.
(2) Represents the accretion expense on the asset retirement obligation during the period.

GOODWILL
The goodwill balance of $157.6 million arose as a result of the acquisition of Star Oil & Gas Ltd. ("Star") in 2003. The Trust has determined that there was no goodwill impairment as of June 30, 2006.

CAPITAL EXPENDITURES AND NET ACQUISITIONS
Total capital expenditures, excluding acquisitions and dispositions, totaled $58.6 million in the second quarter of 2006 compared to $45.4 million in the second quarter of 2005. This amount was incurred on drilling and completions, land, geological, geophysical and facilities expenditures, as ARC continues to develop its asset base. Due to favorable conditions in the field, capital projects are ahead of schedule.

In addition to the capital expenditures, the Trust completed minor property acquisitions and property swaps of $5.2 million and $2.4 million of dispositions for $2.8 million of net acquisitions, net of post closing adjustments, in the second quarter of 2006. The execution of minor property acquisitions and dispositions is part of the Trust's strategy to continually high-grade its asset base by acquiring additional interests in properties where ARC sees future upside potential and disposing of properties with limited potential.



                                                        ARC ENERGY TRUST     19

A breakdown of capital expenditures and net acquisitions is shown below:

----------------------------------------------------------------------------------------------------------------------
                                                                      Three months ended        Six months ended
                                                                            June 30                  June 30
CAPITAL EXPENDITURES ($ thousands)                                        2006         2005       2006         2005
----------------------------------------------------------------------------------------------------------------------
Geological and geophysical                                               2,825        2,659      5,542        3,921
Land                                                                    14,295          815     19,164        1,627
Drilling and completions                                                29,754       32,650     85,137       67,880
Plant and facilities                                                    10,931        8,703     26,472       23,198
Other capital                                                              836          652      1,372        1,373
----------------------------------------------------------------------------------------------------------------------
Total capital expenditures                                              58,641       45,479    137,687       97,999
----------------------------------------------------------------------------------------------------------------------
Producing property acquisitions (1)                                      5,191       81,526     39,017       85,370
Producing property dispositions (1)                                     (2,392)      (2,805)    (8,603)      (2,981)
Corporate acquisition (1) (2)                                                -       62,456          -       62,456
----------------------------------------------------------------------------------------------------------------------
Total capital expenditures and net acquisitions                         61,440      186,656    168,101      242,844
----------------------------------------------------------------------------------------------------------------------
Capital expenditures and net acquisitions financed with cash flow       61,440       33,613    137,687       86,133
Capital expenditures and net acquisitions financed with debt
     and equity                                                              -      153,043     30,414      156,711
======================================================================================================================

(1)  Value is net of post-closing adjustments.
(2) Represents total consideration for the transaction including fees and prior to the future income tax liability assumed on acquisition.

The Trust's strategy is to fully exploit its asset base and to increase the recoverable portion of total oil and natural gas reserves in place on land owned by the Trust. ARC expects to undertake significant development projects in 2006 to fully execute the capital program of approximately $370 million.

LONG-TERM INVESTMENT
During the second quarter of 2006, the Trust made a $20 million investment in the shares of a private company that is involved in the acquisition of oil sands leases with development potential. The Trust holds a minor interest in the company and has the intent of holding the shares for investment purposes.

The investment in the shares of the private company has been considered to be a related party transaction due to common directorships of the Trust, the private company and the manager of a private equity fund that holds shares in the private company. The $20 million investment was part of a $325 million private placement of the private company. In addition, certain directors and officers of the Trust have minor direct and indirect shareholdings in the private company. All of the interested directors declared their interest and the investment was approved unanimously by the directors of the Trust not including the interested directors.

ASSET RETIREMENT OBLIGATION AND RECLAMATION FUND
At June 30, 2006, the Trust has recorded an Asset Retirement Obligation ("ARO") of $167.7 million ($81.1 million at June 30, 2005) for future abandonment and reclamation of the Trust's properties. During the second quarter of 2006, the ARO increased by $2.6 million for accretion expense, $0.1 million for development activities, and was reduced by $2 million for actual abandonment expenditures incurred in the second quarter of 2006. The Trust did not record a gain or loss on actual abandonment expenditures incurred to date in 2006 as the costs closely approximated the liability value included in the ARO.


20      ARC ENERGY TRUST

ARC contributed $4.5 million cash to its reclamation fund in the second quarter of 2006 ($1.5 million in the second quarter of 2005) and earned interest of
$0.2 million ($0.2 million in 2005) on the fund balance. The increase in funding is attributed to the higher obligation following the Redwater and NPCU acquisitions in 2005. The fund balance was reduced by $2.2 million for cash-funded abandonment expenditures in the second quarter of 2006 ($1.3 million in the second quarter of 2005). This fund, invested in money market instruments, is established to provide for future abandonment and reclamation liabilities. Future contributions are currently set at approximately $12 million per year and will vary over time in order to provide for the total estimated future abandonment and reclamation costs that are to be incurred upon the eventual abandonment of the Trust's properties.

CAPITAL STRUCTURE

A breakdown of the Trust's capital structure is as follows:

----------------------------------------------------------------------------------------------------------------------
CAPITALIZATION, FINANCIAL RESOURCES AND LIQUIDITY                                        JUNE 30,         December 31,
($ thousands except per unit and per cent amounts)                                           2006                 2005
----------------------------------------------------------------------------------------------------------------------
Revolving credit facilities                                                               271,198              258,480
Senior secured notes                                                                      256,439              268,156
Working capital deficit (1)                                                                39,805               51,450
----------------------------------------------------------------------------------------------------------------------
Net debt obligations                                                                      567,442              578,086
Units outstanding and issuable for exchangeable shares (thousands)                        204,390              202,039
Market price per unit at end of period                                                      28.00                26.49
Market value of units and exchangeable shares                                           5,722,920            5,352,013
Total capitalization (2)                                                                6,290,362            5,930,099
----------------------------------------------------------------------------------------------------------------------
Net debt as a percentage of total capitalization                                             9.0%                 9.7%
Net debt obligations                                                                      567,442              578,086
----------------------------------------------------------------------------------------------------------------------
Cash flow from operations                                                                 385,852              639,511
Net debt to annualized cash flow                                                              0.7                  0.9
======================================================================================================================

(1) The working capital deficit excludes the balances for commodity and foreign currency contracts.
(2) Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

The Trust has a syndicated three year credit facility allowing for maximum borrowing of up to $572 million. The debt is secured by all the Trust's oil and gas properties and is secured by the following major covenants:

======================================================================================================================
COVENANT                                                        POSITION AS AT JUNE 30, 2006
----------------------------------------------------------------------------------------------------------------------
Long-term debt and letters of credit not to exceed              Long-term debt and letters of credit of 0.63 times
three times  annualized net income before non-cash              annualized  net income before  non-cash  items and
items and interest expense                                      interest expense
----------------------------------------------------------------------------------------------------------------------
Long-term debt, letters of credit and subordinated              Long-term debt, letters of credit and subordinated
debt  not to  exceed  four  times  annualized  net              debt of 0.63 times  annualized  net income  before
income before non-cash items and interest expense               non-cash items and interest expense
----------------------------------------------------------------------------------------------------------------------
Long-term debt and letters of credit not to exceed              Long-term  debt and  letters of credit of 21.9 per
50 per  cent  of the sum of  unitholders'  equity,              cent of the sum of unitholders' equity,  long-term
long-term   debt,    letters   of   credit,    and              debt, letters of credit, and subordinated debt
subordinated debt
======================================================================================================================

                                                        ARC ENERGY TRUST     21

In the event that the Trust enters into a material acquisition whereby the purchase price exceeds 10 per cent of the book value of the Trust's assets, the ratios in the first two covenants above are increased to 3.5 and 5.5 times, respectively. As at June 30, 2006, the Trust was in compliance with all covenants, and had $4.4 million in letters of credit and no subordinated debt.

The Trust funded 100 per cent of its second quarter capital development program of $58.6 million with cash flow. The Trust intends to finance the majority of the remaining $232 million portion of the $370 million 2006 capital development program with cash flow and proceeds from the distribution reinvestment program ("DRIP") with any additional capital requirement funded with debt.

UNITHOLDERS' EQUITY
At June 30, 2006, there were 204.4 million units issued and issuable for exchangeable shares, an increase of 2.4 million units from December 31, 2005. The increase in number of units outstanding is mainly attributable to the 1.7 million units issued pursuant to the DRIP during the first six months of 2006 at an average price of $25.25 per unit (0.9 million units issued in the second quarter at an average price of $25.50 per unit).

The Trust had 0.8 million rights outstanding as of June 30, 2006 under an employee plan where further rights issuances were discontinued in 2004. The rights have a five-year term and vest equally over three years from the date of grant. The majority of rights vested on May 6, 2006. The remaining rights may be purchased at an average adjusted exercise price of $9.18 per unit as at June 30, 2006. Contractual life of the rights varies by series but all series will expire on or before March 22, 2009.

Unitholders electing to reinvest distributions or make optional cash payments to acquire units from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions.

CASH DISTRIBUTIONS
ARC declared cash distributions of $120.6 million ($0.60 per unit), representing 62 per cent of second quarter 2006 cash flow compared to cash distributions of $84.5 million ($0.45 per unit), representing 69 per cent of cash flow in the second quarter of 2005. The remaining 38 per cent of second quarter 2006 cash flow ($74.1 million) was used to fund 100 per cent of ARC's second quarter 2006 capital and contribute $4.5 million to the reclamation fund.

Monthly cash distributions for the second quarter of 2006 were $0.20 per unit. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time.

The following items may be deducted from cash flow to arrive at cash distributions to unitholders:

o An annual $12 million contribution to reclamation funds and interest earned on the reclamation fund balances. The reclamation funds are segregated bank accounts or subsidiary trusts and the balances will be drawn on in future periods as the Trust incurs abandonment and reclamation costs over the life of its properties. The contribution level is reviewed


22      ARC ENERGY TRUST
     annually based on a detailed assessment of the Trust's total future abandonment obligation, a 20-year funding schedule, an estimated return based on current interest rates and the funding amount is approved by the Health, Safety and Environment committee. As future abandonment and reclamation obligations will be settled with reclamation fund balances over the life of the properties, the Trust does not anticipate any separate deductions from cash flow for abandonment and reclamation costs. The annual contribution may be higher than $12 million in future periods depending on acquisition and capital development activity and abandonment cost estimates to reclaim the Trust's oil and natural gas properties.

o The portion of capital expenditures that are funded with cash flow. The Trust's distribution policy guideline is to withhold at least 20 per cent of cash flow to fund a portion of capital expenditures. In the first half of 2006, the Trust withheld 36 per cent of its cash flow to fund 100 per cent of its capital program excluding acquisitions. The objective of the Trust's capital expenditure program is to replace natural production declines resulting in stable production. This level of capital expenditures may not replace the Trust's reserves produced out during the period, but rather bring non-producing reserves on stream.

o Debt principal repayments to the extent that required principal repayment cannot be refinanced by other means. The Trust's current debt level is well within the covenant specified in the debt agreements and, accordingly, there are no current mandatory requirements for repayment.
     Refer to the "Capital Structure" section of this MD&A for a detailed review of the debt covenants.

o Income taxes that are not passed on to Unitholders. The Trust has a liability for future income taxes due to the excess of book value over the tax basis of the assets of the Trust and its corporate subsidiaries. The Trust minimizes or eliminates cash income taxes in corporate subsidiaries by maximizing deductions, however in future periods there may be cash income taxes if deductions are not sufficient to eliminate taxable income. Taxability of the Trust is passed on to Unitholders in the form of taxable distributions. The Trust does not anticipate having to pay any significant amount of cash income taxes in the future and thus does not expect any material deductions from cash flow for income taxes.

o Working capital requirements as determined by the Trust. Certain working capital amounts may be deducted from cash flow, however such amounts would be minimal and the Trust does not anticipate any such deductions in the foreseeable future.

o The Trust has certain obligations for future payments relative to employee long-term incentive compensation. Presently, the Trust estimates that $17.8 million to $60.4 million will be paid out pursuant to such commitments in 2006 through 2009 subject to vesting provisions and future performance of the Trust. These amounts will reduce cash flow and in turn cash distributions in future periods.


                                                        ARC ENERGY TRUST     23

Cash flow and cash distributions in total and per unit for 2006 and 2005 were as follows:

----------------------------------------------------------------------------------------------------------------------
                                                         Three months ended              Three months ended
                                                              June 30                           June 30

                                                     2006        2005  % Change         2006       2005    % Change
CASH FLOW AND DISTRIBUTIONS                                   (millions)                       ($ per unit)
----------------------------------------------------------------------------------------------------------------------
Cash flow from operations                           194.7       121.8        60         0.96       0.64          50
Reclamation fund contributions (1)                   (4.7)       (1.7)      176        (0.02)     (0.01)        100
Capital expenditures funded with cash flow          (68.0)      (35.6)       91        (0.33)     (0.19)         74
Discretionary debt repayments                        (1.4)          -         -            -          -           -
Other (2)                                               -           -         -        (0.01)      0.01           -
----------------------------------------------------------------------------------------------------------------------
Cash distributions                                  120.6        84.5        43         0.60       0.45          33
======================================================================================================================

----------------------------------------------------------------------------------------------------------------------
                                                           Six months ended                Six months ended
                                                              June 30                           June 30

                                                     2006        2005  % Change         2006       2005    % Change
CASH FLOW AND DISTRIBUTIONS                                   (millions)                       ($ per unit)
----------------------------------------------------------------------------------------------------------------------
Cash flow from operations                           385.9       263.8        46         1.90       1.39          37
Reclamation fund contributions (1)                   (6.4)       (3.4)       88        (0.03)     (0.02)         50
Capital expenditures funded with cash flow         (137.7)      (88.2)       56        (0.68)     (0.47)         45
Discretionary debt repayments                        (1.4)       (3.9)      (64)           -      (0.02)          -
Other (2)                                               -           -         -         0.01       0.02         (50)
----------------------------------------------------------------------------------------------------------------------
Cash distributions                                  240.4       168.3        43         1.20       0.90          33
======================================================================================================================

(1) Includes interest income earned on the reclamation fund balance that is retained in the reclamation fund.
(2) Other total dollars represents working capital adjustments. Other per unit includes the difference due to cash distributions paid being based on actual units at each distribution date whereas per unit cash flow, reclamation fund contributions and capital expenditures funded with cash flow are based on weighted average units in the year.

The Trust continually assesses distribution levels, in light of commodity prices, to ensure that distributions are in line with the long-term strategy and objectives of the Trust as per the following guidelines:

     o To maintain a level of distributions that, in the opinion of Management and the Board of Directors, are sustainable for a minimum period of six months. The Trust's objective is to normalize the volatility of commodity prices rather than to pass on that volatility to unitholders in the form of fluctuating monthly distributions.

     o To ensure that the Trust's payout ratio does not exceed 80 per cent on an annual basis. The Trust believes that at least 20 per cent of cash flow should be reinvested in capital development activities in order to offset, in part, the natural production declines of the Trust's assets over the long term. Using a minimum 20 per cent of cash flow to fund capital development activities reduces the requirements of the Trust to use debt and equity to finance these expenditures. This may result in 100 per cent of capital development activities being funded with cash flow in a given period depending on the levels of cash flow and capital expenditures. The actual amount of cash flow withheld to fund the Trust's capital expenditure program is dependent on the commodity price environment and is at the discretion of the Board of Directors.

In order to set distributions to meet the above noted objectives, the Trust maintains an annual cash flow forecast that incorporates actual results of the Trust and market conditions. An annual distribution is determined based on the Trust's objectives of a maximum annual payout ratio of 80 percent, a minimum of 20 per cent of annual cash flow to fund capital expenditures, and a minimum annual contribution to the reclamation funds of $12 million. As market


24      ARC ENERGY TRUST
conditions change, the forecast is updated to assess whether there should be a change in distribution levels. A change to distributions is proposed only if it is determined that the revised distribution can be maintained for the long-term. If distribution levels remain the same, the difference in cash flow between estimated and actual results is reflected in the level of cash funded capital expenditures.

The actual amount of future monthly cash distributions are proposed by management and are subject to the approval and discretion of the Board of Directors. The Board reviews future cash distributions in conjunction with their review of quarterly operating and financial results.

HISTORICAL CASH DISTRIBUTIONS BY CALENDAR YEAR

The following table presents cash distributions paid in each calendar period. Cash distributions for 2006 include distributions paid up to and including June 15, 2006:

----------------------------------------------------------------------------------------------------------------------
CALENDAR YEAR                              DISTRIBUTIONS (1)             TAXABLE PORTION            RETURN OF CAPITAL
----------------------------------------------------------------------------------------------------------------------
2006 YTD (2)                                     1.40(2)                       1.37(2)                     0.03(2)
2005                                             1.94                          1.90                        0.04
2004                                             1.80                          1.69                        0.11
2003                                             1.78                          1.51                        0.27
2002                                             1.58                          1.07                        0.51
2001                                             2.41                          1.64                        0.77
2000                                             1.86                          0.84                        1.02
1999                                             1.25                          0.26                        0.99
1998                                             1.20                          0.12                        1.08
1997                                             1.40                          0.31                        1.09
1996                                             0.81                          -                           0.81
----------------------------------------------------------------------------------------------------------------------
CUMULATIVE                                     $17.43                        $10.71                       $6.72
======================================================================================================================

(1)  Based on cash distributions paid in the calendar year.
(2) Based on cash distributions paid in 2006 up to and including June 15, 2006 and estimated taxable portion of 2006 distributions of 98 per cent.




                                                        ARC ENERGY TRUST     25

2006 MONTHLY CASH DISTRIBUTIONS
Actual cash distributions paid for 2006 along with relevant payment dates are as follows:

----------------------------------------------------------------------------------------------------------------------
EX-DISTRIBUTION DATE            RECORD DATE                 DISTRIBUTION PAYMENT DATE           TOTAL DISTRIBUTION
----------------------------------------------------------------------------------------------------------------------
December 28, 2005               December 31, 2005           January 16, 2006                                    0.20
January 27, 2006                January 31, 2006            February 15, 2006                                   0.20
February 24, 2006               February 28, 2006           March 15, 2006                                      0.20
March 29, 2006                  March 31, 2006              April 17, 2006                                      0.20
April 26, 2006                  April 30, 2006              May 15, 2006                                        0.20
May 29, 2006                    May 31, 2006                June 15, 2006                                       0.20
June 28, 2006                   June 30, 2006               July 17, 2006                                       0.20
July 27, 2006                   July 31, 2006               August 15, 2006                                     0.20
August 29, 2006                 August 31, 2006             September 15, 2006                                 *0.20
September 27, 2006              September 30, 2006          October 16, 2006                                   *0.20
October 27, 2006                October 31, 2006            November 15, 2006
November 28, 2006               November 30, 2006           December 15, 2006
December 27, 2006               December 31, 2006           January 15, 2007
======================================================================================================================
* Estimated

TAXATION OF CASH DISTRIBUTIONS
Cash distributions comprise a return of capital portion (tax deferred) and a return on capital portion (taxable). The return of capital component reduces the cost basis of the trust units held. For a more detailed breakdown, please visit our website at www.arcenergytrust.com.

For 2006, it is estimated that cash distributions paid in the calendar year will be approximately 98 per cent return on capital (taxable) and two per cent return of capital (tax deferred). Actual taxable amounts may differ from the estimated amount as they are dependent on commodity prices experienced throughout the year. Changes in the estimated taxable and deferred portion of the distributions will be announced quarterly.

The ARC Resources Ltd. (ARL) exchangeable shares are traded on the TSX under the symbol "ARX" and are convertible into units, at the option of the shareholder, based on the then current exchange ratio. Exchangeable shareholders are not eligible to receive monthly cash distributions, however the exchange ratio increases on a monthly basis by an amount equal to the current month's unit distribution multiplied by the then current exchange ratio and divided by the 10 day weighted average trading price of the units at the end of each month. The gain realized as a result of the monthly increase in the exchange ratio is taxed, in most circumstances, as a capital gain rather than income and is therefore subject to a lower effective tax rate. Tax on the exchangeable shares is deferred until the exchangeable share is sold or converted into a trust unit.

DEFICIT
During the quarter, presentation changes were made to combine the previously reported Accumulated Earnings and Accumulated Cash Distribution figures on the balance sheet into a single Deficit balance. The Trust has historically paid cash distributions in excess of accumulated earnings as cash distributions are based on cash flow generated in the current period while accumulated earnings


26      ARC ENERGY TRUST
are based on cash flow generated in the current period less a depletion and depreciation expense recorded on the original property, plant, and equipment investment.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, and lease rental obligations. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following is a summary of the Trust's contractual obligations and commitments as at June 30, 2006:

------------------------------------------------------------------------------------------------------------------------
                                                            PAYMENTS DUE BY PERIOD
($ MILLIONS)                                     2006     2007 - 2008      2009 - 2010      THEREAFTER            TOTAL
------------------------------------------------------------------------------------------------------------------------
Debt repayments                                     -            20.0            318.1           189.5            527.6
Reclamation fund contributions (1)                6.1            11.8             10.2            80.9            109.0
Purchase commitments                              7.3            18.4              3.0             7.6             36.3
Operating leases                                  2.4             8.3              8.4               -             19.1
Derivative contract premiums (2)                 12.6             3.6              1.8               -             18.0
Retention bonuses                                 1.0             1.0                -               -              2.0
------------------------------------------------------------------------------------------------------------------------
Total contractual obligations                    29.4            63.1            341.5           278.0            712.0
========================================================================================================================

(1) Contribution commitments to a restricted reclamation fund associated with the Redwater property acquired in the Redwater and NPCU acquisition.
(2) Fixed premiums to be paid in future periods on certain commodity derivative contracts.

In addition to the above, the Trust has commitments related to its risk management program.

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust's financial position or results of operations.

The Trust enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that the Trust has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital in a future period. The Trust's 2006 capital budget has been approved by the Board at $370 million. This commitment has not been disclosed in the commitment table as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

OFF BALANCE SHEET ARRANGEMENTS
The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of June 30, 2006.

The Trust entered into agreements to pay premiums pursuant to certain crude oil derivative put contracts. Premiums of approximately $18 million will be paid in 2006 to 2009 for the put contracts in place at June 30, 2006. As the premiums are part of the underlying derivative contract, they have been recorded at fair market value at June 30, 2006 on the balance sheet.


                                                        ARC ENERGY TRUST     27

CRITICAL ACCOUNTING ESTIMATES
The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

The Trust's financial and operating results incorporate certain estimates including:

     o estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;
     o    estimated capital expenditures on projects that are in progress;
     o estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves, which the Trust expects to recover in the future;
     o estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
     o estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and
     o estimated future recoverable value of property, plant and equipment and goodwill.

The Trust has hired individuals and consultants who have the skill set to make such estimates and ensures individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The ARC leadership team's mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with the Trust's environmental, health and safety policies.

OBJECTIVES AND 2006 OUTLOOK
It is the Trust's objective to provide the highest possible long-term returns to unitholders by focusing on the key strategic objectives of the business plan.

To the end of the second quarter of 2006, the Trust has provided cumulative cash distributions of $17.43 per unit and capital appreciation of $18.00 per unit for a total return of $35.43 per unit (27.3 per cent annualized total return) for unitholders who invested in the Trust at inception in July of 1996. For the first six months of 2006, the Trust provided unitholders with a total return of 10.4 per cent.

During 2006, ARC will continue to be active with a robust drilling and development program on its diverse asset base. The $370 million capital expenditure budget for 2006 is being deployed on well tie-ins and other facility related costs, a balanced drilling program of low and moderate risk wells, and the acquisition of undeveloped land. The Trust continues to focus on major properties with significant upside, with the objective to replace production declines through internal development opportunities.


28      ARC ENERGY TRUST

Current low debt levels and a strong working capital position provide the Trust with the financial flexibility to fund the 2006 capital expenditure program and be poised to take advantage of accretive acquisition opportunities. The Trust is continually executing minor property acquisitions and dispositions in order to enhance the Trust's portfolio of oil and natural gas assets. The Trust continually reviews potential acquisitions of both conventional oil and natural gas reserves and in the broader energy industry. Acquisitions are evaluated internally and acquisitions in excess of $25 million are subject to Board approval.

Following is a summary of the Trust's 2006 Guidance:

----------------------------------------------------------------------------------------------------------------------
                                                                 2006             2006
                                                              REVISED         PREVIOUS            2006
                                                             GUIDANCE         GUIDANCE      ACTUAL YTD    % VARIANCE
----------------------------------------------------------------------------------------------------------------------
PRODUCTION (BOE/D)                                             62,800           62,000          63,194             2
----------------------------------------------------------------------------------------------------------------------
EXPENSES ($/BOE):
     Operating costs                                             8.40             8.65            8.00            (7)
     Transportation                                              0.70             0.70            0.64            (9)
     G&A expenses - cash (1)                                     1.70             1.70            1.64            (4)
     G&A expenses - stock compensation plans                     0.65             0.65            0.65             -
     Interest                                                    1.35             1.40            1.33            (5)
     Cash taxes                                                  0.02                -            0.03             -
----------------------------------------------------------------------------------------------------------------------
                                                           370 over 4       340 over 4
CAPITAL EXPENDITURES ($ MILLIONS)                            quarters         quarters             138            19
----------------------------------------------------------------------------------------------------------------------
UNITS (MILLIONS)(2)                                               205              205             204             -
======================================================================================================================

(1)  Includes cash portion of whole unit plan.
(2)  Weighted average trust units and units issuable.

Despite production declines attributed to spring breakup and turnaround activities, second quarter 2006 production was ahead of budget. As a result, ARC has increased its production guidance for the full year 2006 to 62,800 boe per day.

The variance-to-date for operating costs on a boe basis is attributed to the seasonality of operating costs and the strong production results achieved in the first six months of 2006. As workover and maintenance activities continue into the third quarter, the Trust expects higher costs for 2006 as a whole, however due to strong performance in the first half of 2006 the Trust has decreased its guidance for operating costs to $8.40 per boe for 2006.

Overall G&A expense at $2.29 per boe closely approximates the guidance of $2.35 per boe, therefore, the Trust maintains the annual G&A guidance at $2.35 per boe for 2006.

Interest expense in the second quarter of 2006 was lower than the guidance target for 2006 as a result of strong cash flow in the quarter that resulted in the Trust funding 100 per cent of its capital program with cash rather than debt. Consequently, debt levels and the corresponding interest expense were lower than anticipated during the second quarter of 2006. The Trust has decreased its guidance for interest expense to $1.35 per boe for the full year due to lower interest in the first half of 2006 and higher production guidance of 62,800 boe per day for 2006. For the second half of 2006, the Trust will be undertaking significant capital development projects which may require debt funding.


                                                        ARC ENERGY TRUST     29

Taxes for the second quarter of 2006 were above the guidance level as a result of $0.3 million of cash taxes paid pursuant to tax pool reclassifications for Star Oil & Gas Ltd. for pre-acquisition periods. The Trust does not anticipate any further cash taxes to the paid in the remainder of 2006 but has revised the 2006 annual guidance to $0.02 per boe for cash taxes incurred to the end of the second quarter.

To the end of the second quarter, the Trust had incurred $138 million of capital expenditures pursuant to the original $340 million capital development program. The Trust has significant capital development projects planned for the remainder of 2006 and has increased the 2006 capital expenditure guidance target to $370 million.

See "Outlook" in the Trust's Annual Report MD&A for additional discussion of the Trust's key future objectives.

2006 CASH FLOW

Below is a table that illustrates sensitivities to pre-hedged cash flow with operational changes and changes to the business environment:

-------------------------------------------------------------------------------------------------------
                                                                                    IMPACT ON ANNUAL
                                                                                           CASH FLOW
BUSINESS ENVIRONMENT                           ASSUMPTION               CHANGE                $/UNIT
-------------------------------------------------------------------------------------------------------
Oil price (US$WTI/barrel) (1)                $      68.00            $    1.00             $    0.05
Natural gas price (CDN$AECO/mcf) (1)         $       6.75            $    0.10             $    0.03
USD/CAD exchange rate                        $       0.88            $    0.01             $    0.05
Interest rate on debt                                 5.4%                 1.0%            $    0.03
-------------------------------------------------------------------------------------------------------
OPERATIONAL
Liquids production volume (bbls/d)                 32,100                  1.0%            $    0.03
Gas production volumes (mmcf/d)                     183.9                  1.0%            $    0.01
Operating expenses per boe                   $       8.50                  1.0%            $    0.01
Cash G&A expenses per boe                    $       1.70                 10.0%            $    0.03
=======================================================================================================

(1)  Analysis does not include the effect of derivative contracts.


30      ARC ENERGY TRUST

ASSESSMENT OF BUSINESS RISKS
The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with the Trust's business that can impact the financial results. See "Assessment of Business Risks" in the Trust's 2005 Annual Report MD&A for a detailed assessment.

ADDITIONAL INFORMATION
Additional information relating to ARC can be found on SEDAR at WWW.SEDAR.COM.





                                                        ARC ENERGY TRUST     31

-----------------------------------------------------------------------------------------------------------------------------------
QUARTERLY REVIEW
(CDN$ thousands,
except per unit amounts)                      2006                                  2005                                2004
-----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL                                 Q2           Q1           Q4          Q3          Q2          Q1          Q4          Q3
Revenue before royalties             306,749      318,931      365,298     310,249     251,596     238,054     232,112     230,769
     Per unit (1)                       1.51         1.58         1.89        1.62        1.32        1.26        1.23        1.23
Cash flow                            194,653      191,200      207,621     168,117     121,808     141,965     106,935     110,835
     Per unit - basic  (1)              0.96         0.94         1.07        0.88        0.64        0.75        0.57        0.59
     Per unit - diluted                 0.95         0.94         1.07        0.87        0.63        0.74        0.56        0.59
Net income                           182,499      104,071      130,474     114,600      73,215      38,646     112,995      38,897
     Per unit - basic  (2)              0.91         0.52         0.68        0.61        0.39        0.21        0.61        0.21
     Per unit - diluted                 0.91         0.52         0.68        0.59        0.39        0.20        0.60        0.21
Cash distributions                   120,620      119,867      115,671      92,559      84,468      83,867      83,531      83,178
     Per unit (3)                       0.60         0.60         0.60        0.49        0.45        0.45        0.45        0.45
Total assets                       3,277,849    3,279,721    3,251,161   2,483,540   2,427,463   2,303,948   2,304,998   2,316,297
Total liabilities                  1,339,856    1,434,090    1,415,519     912,160     895,179     785,776     755,650     804,603
Net debt outstanding (4)             567,442      598,911      578,086     357,560     366,216     254,252     264,842     220,500
Weighted average units
(thousands) (5)                      203,708      202,479      193,445     191,709     190,315     189,210     188,521     184,675
Units outstanding and issuable
(thousands)                          204,390      203,090      202,039     192,089     191,329     189,609     188,804     187,629
-----------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
($ thousands)
Geological and geophysical             2,825        2,718        3,040       2,258       2,659       1,262         867         828
Land                                  14,295        4,868        5,540       2,048         815         812       2,484         798
Drilling and completions              29,754       55,383       60,150      63,628      32,650      35,230      36,641      41,755
Plant and facilities                  10,931       15,540       17,031      14,803       8,703      14,495       6,183      11,668
Other capital                            836          536        2,020         317         652         721       1,480         394
Total capital expenditures            58,641       79,045       87,781      83,054      45,479      52,520      47,655      55,443
Property acquisitions
(dispositions) net                     2,799       27,613        3,037       5,860      78,721       3,668      (1,036)     (5,345)
Corporate acquisitions (6)                 -            -      462,814           -      42,182           -      41,449           -
Total capital expenditures and net
acquisitions                          61,440      106,658      553,632      88,914     166,382      56,188      88,068      50,098
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING
Production
     Crude oil (bbl/d)                27,805       29,651       25,534      23,513      22,046      21,993      22,969      22,496
     Natural gas (mmcf/d)              178.5        185.0        177.9       168.2       173.1       176.1       174.7       177.4
     Natural gas liquids (bbl/d)       4,247        4,120        3,943       4,047       3,962       4,072       4,097       4,034
     Total (boe/d 6:1)                61,803       64,600       59,120      55,592      54,860      55,410      56,179      56,096
Average prices
     Crude oil ($/bbl)                 71.86        59.53        62.12       69.37       58.37       53.63       49.48       51.00
     Natural gas ($/mcf)                6.35         8.40        12.05        9.08        7.42        7.20        6.82        6.65
     Natural gas liquids ($/bbl)       54.44        52.91        57.14       50.43       46.13       46.57       43.72       42.30
     Oil equivalent ($/boe) (7)        54.54        54.86        67.16       60.66       50.40       47.74       44.62       44.72
-----------------------------------------------------------------------------------------------------------------------------------
TRUST UNIT TRADING
(based on intra-day trading)
Unit prices
High                                   28.61        27.51        27.58        24.2       20.30       20.40       17.98       17.38
Low                                    24.35        25.09        20.45       19.94       16.88       16.55       14.80       15.02
Close                                  28.00        27.36        26.49       24.10       19.94       18.15       17.90       16.85
Average daily volume (thousands)         548          546          653         599         605         895         456         384
===================================================================================================================================

(1) Based on weighted average units plus units issuable for exchangeable shares.
(2) Net income in the basic per unit calculation has been reduced by interest on the convertible debentures.
(3)  Based on number of units outstanding at each cash distribution date.
(4) Total current and long-term debt net of working capital. Net debt excludes commodity and foreign currency contracts, the deferred hedge loss and deferred commodity and foreign currency contracts.
(5)  Includes units issuable for outstanding exchangeable shares.
(6) Represents total consideration for the corporate acquisition including fees but prior to working capital, asset retirement obligations, and future income tax liability assumed on acquisition.
(7)  Includes other revenue.


32      ARC ENERGY TRUST

CONSOLIDATED BALANCE SHEETS
As at June 30 and December 31 (unaudited)

($CDN thousands)                                                          2006                2005
---------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Accounts receivable                                           $   111,342         $   122,956
     Prepaid expenses                                                   18,393              14,020
     Commodity and foreign currency contracts (Note 5)                  15,333               3,125
---------------------------------------------------------------------------------------------------
                                                                       145,068             140,101
Reclamation fund                                                        27,149              23,491
Property, plant and equipment                                        2,928,040           2,929,977
Long-term investment (Note 2)                                           20,000                   -
Goodwill                                                               157,592             157,592
---------------------------------------------------------------------------------------------------
Total assets                                                       $ 3,277,849         $ 3,251,161
===================================================================================================

LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities                      $   129,205         $   148,587
     Cash distributions payable                                         40,336              39,839
     Commodity and foreign currency contracts (Note 5)                  28,502               7,167
---------------------------------------------------------------------------------------------------
                                                                       198,043             195,593
Long-term debt (Note 3)                                                527,637             526,636
Other long-term liabilities (Note 4)                                    11,738              12,360
Asset retirement obligations (Note 6)                                  167,725             165,053
Future income taxes (Note 7)                                           434,713             515,877
---------------------------------------------------------------------------------------------------
Total liabilities                                                    1,339,856           1,415,519
===================================================================================================

COMMITMENTS AND CONTINGENCIES (Note 15)

NON-CONTROLLING INTEREST
     Exchangeable shares (Note 8)                                       39,385              37,494

UNITHOLDERS' EQUITY
     Unitholders' capital (Note 9)                                   2,286,819           2,230,842
     Contributed surplus (Note 11)                                       4,782               6,382
     Deficit (Note 10)                                                (392,993)           (439,076)
---------------------------------------------------------------------------------------------------
Total unitholders' equity                                            1,898,608           1,798,148
---------------------------------------------------------------------------------------------------
Total liabilities and unitholders' equity                          $ 3,277,849         $ 3,251,161
===================================================================================================

See accompanying notes to consolidated financial statements

                                                        ARC ENERGY TRUST     33

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
For the three and six months ended June 30 (unaudited)

-----------------------------------------------------------------------------------------------------------------
                                                                Three months ended             Six months ended
                                                                      June 30                       June 30
($CDN thousands, except per unit amounts)                        2006          2005           2006         2005
-----------------------------------------------------------------------------------------------------------------
REVENUES
     Oil, natural gas and natural gas liquids               $ 306,749     $ 251,596      $ 625,680    $ 489,650
     Royalties                                                (55,022)      (51,643)      (117,263)     (96,482)
-----------------------------------------------------------------------------------------------------------------
                                                              251,727       199,953        508,417      393,168
     Gain (loss) on commodity and foreign
     currency contracts (Note 5)
           Realized                                            11,263       (27,232)         9,879      (34,546)
           Unrealized                                         (14,217)       26,314         (9,127)     (40,373)
-----------------------------------------------------------------------------------------------------------------
                                                              248,773       199,035        509,169      318,249
-----------------------------------------------------------------------------------------------------------------

EXPENSES
     Transportation                                             3,727         3,781          7,266        7,367
     Operating                                                 46,138        36,672         91,514       67,113
     General and administrative                                13,416         9,253         26,656       17,401
     Interest on long-term debt (Note 3)                        7,599         3,335         15,201        6,474
     Depletion, depreciation and accretion                     86,781        62,566        175,941      125,027
     (Gain) loss on foreign exchange                          (22,802)        3,082        (17,238)       4,108
-----------------------------------------------------------------------------------------------------------------
                                                              134,859       118,689        299,340      227,490
-----------------------------------------------------------------------------------------------------------------
Income before taxes                                           113,914        80,346        209,829       90,759
Capital and other taxes                                           293          (337)          (329)        (987)
Future income tax recovery (expense) (Note 7)                  70,892        (5,600)        81,164       23,900
-----------------------------------------------------------------------------------------------------------------
Net income before non-controlling interest                    185,099        74,409        290,664      113,672
Non-controlling interest (Note 8)                              (2,600)       (1,194)        (4,094)      (1,811)
-----------------------------------------------------------------------------------------------------------------
Net income                                                 $  182,499   $    73,215     $  286,570   $  111,861
=================================================================================================================

Deficit, beginning of period                               $ (454,872)   $ (464,666)    $ (439,076)  $ (419,445)
Distributions paid or declared                               (120,620)      (84,469)      (240,487)    (168,336)
-----------------------------------------------------------------------------------------------------------------
Deficit, end of period                                     $ (392,993)   $ (475,920)    $ (392,993)  $ (475,920)
=================================================================================================================

-----------------------------------------------------------------------------------------------------------------
Net income per unit (Note 14)
     Basic                                                     $ 0.91        $ 0.39         $ 1.43       $ 0.60
     Diluted                                                   $ 0.91        $ 0.39         $ 1.43       $ 0.59
=================================================================================================================

See accompanying notes to consolidated financial statements.

34      ARC ENERGY TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and six months ended June 30 (unaudited)

-----------------------------------------------------------------------------------------------------------------
                                                                Three months ended             Six months ended
                                                                      June 30                       June 30

($CDN thousands)                                                 2006         2005             2006        2005
-----------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                  $ 182,499     $ 73,215        $ 286,570   $ 111,861
Add items not involving cash:
     Non-controlling interest                                   2,600        1,194            4,094       1,811
     Future income tax (recovery) expense                     (70,892)       5,600          (81,164)    (23,900)
     Depletion, depreciation and accretion                     86,781       62,566          175,941     125,027
     Non-cash loss (gain) on commodity
           and foreign currency contracts (Note 5)             14,217      (26,314)           9,127      40,373
     Non-cash (gain) loss on foreign exchange                 (22,233)       2,926          (16,649)      3,999
     Non-cash trust unit incentive compensation
           (Notes 11 and 12)                                    1,681        2,621            7,933       4,603
Expenditures on site restoration and reclamation               (1,969)      (1,041)          (3,234)     (2,088)
Change in non-cash working capital                            (10,574)       7,150          (11,414)     (5,033)
-----------------------------------------------------------------------------------------------------------------
                                                              182,110      127,917          371,204     256,653
-----------------------------------------------------------------------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES
Issuance of long-term debt, net                                   847       90,129           17,694      95,163
Issue of trust units                                            5,763       11,842            8,583      14,901
Trust unit issue costs                                             (6)         (11)            (251)        (13)
Cash distributions paid, net of distribution reinvestment     (98,972)     (73,667)        (198,671)   (148,712)
Change in non-cash working capital                             (2,505)      (1,811)           1,445          36
-----------------------------------------------------------------------------------------------------------------
                                                              (94,873)      26,482         (171,200)    (38,625)
-----------------------------------------------------------------------------------------------------------------


CASH FLOW FROM INVESTING ACTIVITIES
Corporate acquisition, net of cash received                         -      (42,182)               -     (42,182)
Acquisition of petroleum and natural gas properties            (3,592)     (81,525)         (32,417)    (85,369)
Proceeds on disposition of petroleum and natural
    gas properties                                                791        2,804            2,003       2,980
Capital expenditures                                          (57,886)     (49,737)        (136,489)    (97,591)
Long-term investment (Note 2)                                 (20,000)           -          (20,000)          -
Net reclamation fund contributions                             (3,226)        (412)          (3,657)       (986)
Changes in non-cash working capital                           (12,061)      16,653           (9,444)        707
-----------------------------------------------------------------------------------------------------------------
                                                              (95,974)    (154,399)        (200,004)   (222,441)
-----------------------------------------------------------------------------------------------------------------
DECREASE IN CASH AND CASH EQUIVALENTS                          (8,737)           -                -      (4,413)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                  8,737            -                -       4,413
-----------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                    $       -     $      -        $       -   $       -
=================================================================================================================

See accompanying notes to consolidated financial statements.

                                                        ARC ENERGY TRUST     35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006 and 2005 (unaudited)
(all tabular amounts in thousands, except per unit and volume amounts)

1.   SUMMARY OF ACCOUNTING POLICIES

     The unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual audited financial statements. The interim consolidated financial statement note disclosures do not include all of those required by Canadian generally accepted accounting principles ("GAAP") applicable for annual consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Trust's 2005 annual report.

2.   LONG-TERM INVESTMENT

     During the quarter the Trust entered into an equity investment in a private oil sands company in the amount of $20 million. This portfolio investment is carried at cost and is subject to impairment in the event of a non-temporary decline in value.

     The investment in the shares of the private company has been considered to be a related party transaction due to common directorships of the Trust, the private company and the manager of a private equity fund that holds shares in the private company. The $20 million investment was part of a $325 million private placement of the private company. In addition, certain directors and officers of the Trust have minor direct and indirect shareholdings in the private company.


3.   LONG-TERM DEBT
                                                  JUNE 30,       December 31,
                                                     2006               2005
     -------------------------------------------------------------------------
     Revolving credit facilities
         Syndicated credit facility           $   263,513       $    254,680
         Working capital facility                   7,685              3,800
     Senior secured notes
         5.42% USD Note                            83,622             87,443
         4.94% USD Note                            33,449             34,977
         4.62% USD Note                            69,684             72,868
         5.10% USD Note                            69,684             72,868
     -------------------------------------------------------------------------
     Total long-term debt outstanding         $   527,637       $    526,636
     -------------------------------------------------------------------------

     During the first quarter for 2006, the Trust entered into a $572 million secured, extendible, financial covenant-based three year syndicated credit facility that expires in March 2009 and a $25 million demand working capital facility. The credit facility is extendible annually and security is in the form of floating charges on all lands and assignments.

     Various borrowing options exist under the credit facility including prime rate advances, bankers' acceptances and LIBOR-based loans denominated in either Canadian or U.S. dollars. All drawings under the facility are subject to stamping fees that vary between 65 bps and 115 bps depending on certain consolidated financial ratios.

     The following represents the significant financial covenants governing the credit facility:

          o Long-term debt and letters of credit not to exceed three times annualized net income before non-cash items and interest expense;
          o Long-term debt, letters of credit, and subordinated debt not to exceed four times annualized net income before non-cash items and interest expense; and
          o Long-term debt and letters of credit not to exceed 50 per cent of unitholders' equity and long-term debt, letters of credit, and subordinated debt.

36      ARC ENERGY TRUST

     In the event that the Trust enters into a material acquisition whereby the purchase price exceeds 10 per cent of the book value of the Trust's assets, the ratios in the first two covenants above are increased to 3.5 and 5.5 times, respectively. As at June 30, 2006, the Trust was in compliance with all covenants and had $4.4 million in letters of credit and no subordinated debt.

     The weighted-average effective interest rate under the credit facility was 5.4 per cent for the three months ended June 30, 2006 (3.2 per cent in 2005) and 5.0 per cent for the six months ended June 30, 2006 (3.2 per cent in 2005).

     Amounts due under the senior secured notes and working capital facility in the next 12 months have not been included in current liabilities as management has the ability and intent to refinance this amount through the syndicated credit facility.

     Interest paid during the period did not differ significantly from interest expense.

4.   OTHER LONG-TERM LIABILITIES

                                                  JUNE 30,       December 31,
                                                     2006               2005
     -------------------------------------------------------------------------
     Retention bonuses                          $   1,000          $   1,000
     Accrued long-term incentive compensation      10,738             11,360
     -------------------------------------------------------------------------
     Total other long-term liabilities          $  11,738          $  12,360
     -------------------------------------------------------------------------

     The retention bonuses arose upon internalization of the management contract in 2002. The long-term portion of retention bonuses will be paid in August 2007.

     The accrued long-term incentive compensation represents the long-term portion of the Trust's estimated liability for the Whole Unit Plan as at June 30, 2006 (see Note 12). This amount is payable in 2007 through 2009.

5.   FINANCIAL INSTRUMENTS

     The Trust uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. The Trust considers all of these transactions to be effective economic hedges, however, the majority of the Trust's contracts do not qualify as effective hedges for accounting purposes.

     Following is a summary of all derivative contracts in place as at June 30, 2006:

     FINANCIAL WTI CRUDE OIL SALES CONTRACTS

                                           Volume     Bought put        Sold put      Sold call
     Term                   Contract        bbl/d        US$/bbl         US$/bbl        US$/bbl
     ----------------------------------------------------------------------------------------------
     2006
     Jul 06 - Jul 06      Bought Put          161          64.50               -              -
     Jul 06 - Sep 06      Put Spread        2,000          65.00           55.00              -
     Jul 06 - Dec 06      Bought Put        1,000          55.00               -              -
     Jul 06 - Dec 06      Bought Put        2,000          50.00               -              -
     Jul 06 - Dec 06      Put Spread        1,000          55.00           45.00              -
     Jul 06 - Dec 06      Put Spread        2,000          55.00           45.00              -
     Jul 06 - Dec 06    3 - Way Collar      5,000          55.00           40.00          90.00
     ----------------------------------------------------------------------------------------------

     2007
     Jan 07 - Dec 07   3 - Way Collar       5,000          55.00           40.00          90.00
     ----------------------------------------------------------------------------------------------

     2008
     Jan 08 - Dec 08   3 - Way Collar       5,000          55.00           40.00          90.00
     ----------------------------------------------------------------------------------------------

     2009
     Jan 09 - Dec 09   3 - Way Collar       5,000          55.00           40.00          90.00
     ==============================================================================================

                                                        ARC ENERGY TRUST     37

     ENERGY EQUIVALENT SWAP

     Term                   Contract                      Volume            Swap         Bought Put
     --------------------------------------------------------------------------------------------------
     FINANCIAL CDN$ CRUDE OIL PURCHASE CONTRACT
     Jul 06 - Jul 06            Swap                 3,839 bbl/d       73.79 CDN$/bbl         -

     FINANCIAL WTI CRUDE OIL SALES CONTRACT
     Jul 06 - Jul 06      Bought Put                 3,839 bbl/d               -        64.50 US$/bbl

     FINANCIAL AECO NATURAL GAS SALES CONTRACT
     Jul 06 - Aug 06            Swap                 40,000 GJ/d         7.09 CDN$/GJ         -

     USD SALES CONTRACTS
     Jul 06 - Jul 06            Swap                  8.8 MM US$       1.1613 CDN$/US$        -
     ==================================================================================================

     FINANCIAL AECO NATURAL GAS SALES CONTRACTS

                                           Volume     Bought Put        Sold Put
     Term                   Contract         GJ/d        CDN$/GJ         CDN$/GJ
     --------------------------------------------------------------------------------------------------
     2006
     Jul 06 - Aug 06      Put Spread       20,000           7.15            5.65
     Jul 06 - Oct 06      Put Spread       20,000           7.50            5.50
     Jul 06 - Oct 06      Put Spread       10,000           9.00            7.00
     --------------------------------------------------------------------------------------------------

     FINANCIAL NATURAL GAS AECO TO NYMEX BASIS CONTRACTS

                                           Volume           Swap
     Term                   Contract      mmbtu/d      US$/mmbtu
     --------------------------------------------------------------------------------------------------
     Jul 06 - Oct 06            Swap       40,000       (1.1925)
     Nov 06 - Mar 07            Swap       20,000       (1.5250)
     Apr 07 - Oct 08            Swap       50,000       (1.1160)
     Nov 08 - Oct 10            Swap       50,000       (1.0430)
     --------------------------------------------------------------------------------------------------

     FINANCIAL NATURAL GAS HENRY HUB TO NYMEX BASIS CONTRACT

                                           Volume           Swap
     Term                   Contract      mmbtu/d      US$/mmbtu
     --------------------------------------------------------------------------------------------------
     2006
     Sep 06 - Oct 06            Swap       20,000       (1.0600)
     ==================================================================================================

     FINANCIAL FOREIGN EXCHANGE CONTRACTS
                                           Volume           Swap            Swap
     Term                   Contract       MM US$       CDN$/US$        US$/CDN$
     --------------------------------------------------------------------------------------------------
     USD SALES CONTRACTS
     2006
     Jul 06 - Jul 06            Swap          3.2         1.1614          0.8610
     Jul 06 - Dec 06            Swap         30.0         1.1659          0.8577
     --------------------------------------------------------------------------------------------------

     USD PURCHASE CONTRACTS
     2006
     --------------------------------------------------------------------------------------------------
     Oct 06 - Dec 06            Swap         15.0         1.1685          0.8558
     ==================================================================================================

38      ARC ENERGY TRUST

     FINANCIAL ELECTRICITY CONTRACTS (1)

                                           Volume           Swap
     Term                   Contract          MWh       CDN$/MWh
     --------------------------------------------------------------------------------------------------
     Jul 06 - Dec 10            Swap          5.0          63.00
     Jul 06 - Dec 06            Swap         15.0          62.42
     Jan 07 - Dec 07            Swap         15.0          65.17
     Jan 08 - Dec 08            Swap         10.0          58.75
     Jan 09 - Dec 09            Swap         10.0          57.50
     ==================================================================================================

     (1)   Contracted volume is based on a 24/7 term.


     FINANCIAL INTEREST RATE CONTRACTS (2)

                                      Principal   Fixed Annual      Spread on
     Term                 Contract       MM US$       Rate (%)    3 Mo. LIBOR
     ---------------------------------------------------------------------------
     Jul 06 - Apr 14          Swap         30.5           4.62       38.5 bps
     Jul 06 - Apr 14          Swap         32.0           4.62      (25.5 bps)
     ===========================================================================

     (2) Interest rate swap contracts have an optional termination date of April 27, 2009. The Trust has the option to extend the optional termination date by one year on the anniversary of the trade date each year until April 2009. Starting in 2009, the contract amount decreases annually until 2014. The Trust pays the floating interest rate based on the three month LIBOR plus or minus a spread and receives the fixed interest rate.

     The Trust has designated all fixed price electricity contracts as effective accounting hedges on their respective contract dates. A realized loss of $0.4 million and $0.5 million for three and six months ended June 30, 2006 respectively ($0.1 million and $0.3 million, respectively, in 2005) on the electricity contracts has been included in operating costs. The fair value unrealized loss on the electricity contracts of $2.5 million has not been recorded on the consolidated balance sheet as at June 30, 2006.

     The Trust has entered into interest rate swap contracts to manage the Company's interest rate exposure on debt instruments. These contracts have been designated as effective accounting hedges on the contract date. A realized loss of $0.03 million and $0.1 million for three and six months ended June 30, 2006 respectively (gain of $0.2 million and $0.6 million, respectively, in 2005) on the interest rate swap contracts has been included in interest expense. The fair value unrealized loss on the interest rate swap contracts of $3.5 million has not been recorded on the consolidated balance sheet as at June 30, 2006.

     None of the Trust's commodity and foreign currency contracts have been designated as effective accounting hedges. Accordingly, all commodity and foreign currency contracts have been accounted for as assets and liabilities in the consolidated balance sheet based on their fair values.

     The following table reconciles the movement in the fair value of the Trust's financial commodity and foreign currency contracts that have not been designated as effective accounting hedges for the first six months of the year:

                                                                   JUNE 30, 2006                 June 30, 2005
     -----------------------------------------------------------------------------------------------------------
     Fair value, beginning of period (1)                           $      (4,042)               $       (4,042)
     Fair value, end of period (1)                                       (13,169)                      (44,415)
     -----------------------------------------------------------------------------------------------------------
     Change in fair value of contracts in the period                      (9,127)                      (40,373)
     Realized gains (losses) in the period                                 9,879                       (34,546)
     -----------------------------------------------------------------------------------------------------------
     Gain (loss) on commodity and foreign currency contracts (1)   $         752                $      (74,919)
     ===========================================================================================================

     Commodity and foreign currency contracts liability            $     (28,502)               $      (45,718)
     Commodity and foreign currency contracts asset                $      15,333                $        1,303
     ===========================================================================================================

     (1) Excludes the fixed price electricity contract and interest rate swap contracts that were accounted for as effective accounting hedges.


                                                        ARC ENERGY TRUST     39

     At June 30, 2006, the fair value of the contracts that were not designated as accounting hedges was a loss of $13.2 million. The Trust recorded a net gain on commodity and foreign currency contracts of $0.8 million in the statement of income for the first six months of 2006 ($74.9 million loss in 2005). This amount includes the realized and unrealized gains and losses on derivative contracts that do not qualify as effective accounting hedges.

6.   ASSET RETIREMENT OBLIGATIONS

     The following table reconciles the Trust's asset retirement obligations:

                                                                   JUNE 30, 2006           December 31, 2005
     ---------------------------------------------------------------------------------------------------------
     Carrying amount, beginning of period                        $       165,053              $       73,001
     Increase in liabilities relating to corporate acquisitions                -                      71,143
     Increase in liabilities relating to development activities              681                       5,096
     Increase in liabilities relating to change in estimate                    -                      15,487
     Settlement of liabilities during the period                          (3,234)                     (4,881)
     Accretion expense                                                     5,225                       5,207
     --------------------------------------------------------------------------------------------------------
     Carrying amount, end of period                              $       167,725              $      165,053
     ========================================================================================================

7.   INCOME TAXES

     The tax provision differs from the amount computed by applying the combined Canadian federal and provincial statutory income tax rates to income before future income tax recovery as follows:

                                                                   JUNE 30, 2006                June 30, 2005
     ----------------------------------------------------------------------------------------------------------
     Income before future income tax expense and recovery       $        209,500               $       89,772
     ----------------------------------------------------------------------------------------------------------
     Expected income tax expense at statutory rates                       72,257                       33,772
     Effect on income tax of:
         Net income of the Trust                                         (79,289)                     (52,869)
         Effect of change in corporate tax rate                          (58,545)                           -
         Resource allowance                                               (5,485)                      (7,468)
         Change in estimated pool balances                                (6,345)                           -
         Non-deductible crown charges                                        473                          590
         Alberta Royalty Tax Credit                                          (15)                         (70)
         Capital Tax                                                         112                          371
         Other                                                            (4,327)                       1,774
     ----------------------------------------------------------------------------------------------------------
     Future income tax recovery                                 $        (81,164)              $      (23,900)
     ==========================================================================================================

     The net future income tax liability is comprised of the following:

                                                                   JUNE 30, 2006                June 30, 2005
     ----------------------------------------------------------------------------------------------------------
     Future tax liabilities:
         Capital assets in excess of tax value                  $        494,006               $      349,635
     Future tax assets:
         Non-capital losses                                               (1,605)                     (11,904)
         Asset retirement obligations                                    (42,266)                     (21,032)
         Commodity and foreign currency contracts                         (3,912)                     (15,214)
         Attributed Canadian royalty income                              (11,499)                      (6,464)
         Deductible share issue costs                                        (11)                         (43)
     ----------------------------------------------------------------------------------------------------------
     Net future income tax liability                            $        434,713               $      294,978
     ==========================================================================================================


40      ARC ENERGY TRUST

8.   EXCHANGEABLE SHARES

     ARL EXCHANGEABLE SHARES                                       JUNE 30, 2006            December 31, 2005
     ----------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                          1,595                        1,784
     Exchanged for trust units (1)                                           (90)                        (189)
     ----------------------------------------------------------------------------------------------------------
     Balance, end of period                                                1,505                        1,595
     Exchange ratio, end of period                                       1.92377                      1.83996
     ----------------------------------------------------------------------------------------------------------
     Trust units issuable upon conversion, end of period                   2,895                        2,935
     ==========================================================================================================

     (1) During the first six months of 2006, 89,792 ARL exchangeable shares were converted to units at an average exchange ratio of 1.88758.

     The following is a summary of the non-controlling interest for June 30, 2006 and December 31, 2005:

                                                                           JUNE 30, 2006     December 31, 2005
     ------------------------------------------------------------------------------------------------------------
     Non-controlling interest, beginning of period                         $      37,494        $       35,967
     Reduction of book value for conversion to trust units                        (2,203)               (4,018)
     Current period net income attributable to non-controlling interest            4,094                 5,545
     ------------------------------------------------------------------------------------------------------------
     Non-controlling interest, end of period                               $      39,385        $       37,494
     ------------------------------------------------------------------------------------------------------------
     Accumulated earnings attributable to non-controlling interest         $      24,778        $       20,684
     ============================================================================================================

9.   UNITHOLDERS' CAPITAL

                                                                JUNE 30, 2006              December 31, 2005
     ----------------------------------------------------------------------------------------------------------
                                                         NUMBER OF                     Number of
     TRUST UNITS ISSUED                                TRUST UNITS               $   trust units            $
     ----------------------------------------------------------------------------------------------------------
     Balance, beginning of period                          199,104       2,230,842       185,822    1,926,351
     Issued for cash                                             -               -         9,000      239,850
     Issued on conversion of ARL
         exchangeable shares (Note 8)                          169           2,203           333        4,018
     Issued on exercise of employee rights (Note 11)           573          11,144         1,500       24,052
     Distribution reinvestment program                       1,700          42,881         2,449       48,789
     Trust unit issue costs                                                   (251)                   (12,218)
     ----------------------------------------------------------------------------------------------------------
     Balance, end of period                                201,546       2,286,819       199,104    2,230,842
     ==========================================================================================================

10.  DEFICIT

     The deficit balance is composed of the following items:

                                                                           JUNE 30, 2006     December 31, 2005
     ----------------------------------------------------------------------------------------------------------
     Accumulated earnings                                                  $   1,522,312        $    1,235,742
     Accumulated cash distributions                                           (1,915,305)           (1,674,818)
     ----------------------------------------------------------------------------------------------------------
     Deficit                                                               $    (392,993)       $     (439,076)
     ==========================================================================================================

     During the quarter, presentation changes were made to combine the previously reported Accumulated Earnings and Accumulated Cash Distribution figures on the balance sheet into a single Deficit balance. The Trust has historically paid cash distributions in excess of accumulated earnings as cash distributions are based on cash flow generated in the current period while accumulated earnings are based on cash flow generated in the current period less a depletion and depreciation expense recorded on the original Property, plant, and equipment investment.


                                                        ARC ENERGY TRUST     41

11.  TRUST UNIT INCENTIVE RIGHTS PLAN

     A summary of the changes in rights outstanding under the plan is as follows:

                                                                        WEIGHTED                       AVERAGE
                                                                          NUMBER                      EXERCISE
                                                                       OF RIGHTS                      PRICE ($)
     --------------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                          1,349                         10.22
     Exercised                                                              (573)                        12.24
     --------------------------------------------------------------------------------------------------------------
     Balance before reduction of exercise price                              776                          9.41 (1)
     Reduction of exercise price                                                                         (0.23)
     --------------------------------------------------------------------------------------------------------------
     Balance, end of period                                                  776                          9.18 (1)
     ==============================================================================================================

     (1) The holder of the right has the option to exercise rights held at the original grant price or a reduced exercise price.

     The Trust recorded compensation expense of $2.5 million for the first six months of 2006 ($3.5 million in 2005) for the cost associated with the rights. The compensation expense was based on the fair value of all outstanding rights in the second quarter of 2006 and is amortized over the remaining vesting period of such rights. Of the 3,013,569 rights issued on or after January 1, 2003 that were subject to recording compensation expense, 335,499 rights have been cancelled and 1,920,053 rights have been exercised to June 30, 2006.

     The following table reconciles the movement in the contributed surplus balance:

     CONTRIBUTED SURPLUS                                           JUNE 30, 2006             December 31, 2005
     ----------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                 $        6,382                $        6,475
     Compensation expense                                                  2,523                        (6,617)
     ----------------------------------------------------------------------------------------------------------
     Balance, end of period                                       $        4,782                $        6,382
     ==========================================================================================================

     (1) Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders' capital.


42      ARC ENERGY TRUST

12.  WHOLE TRUST UNIT INCENTIVE PLAN

     The Trust recorded compensation expense of $7.8 million and $1.4 million to general and administrative and operating expenses, respectively, in the six months ended June 30, 2006 ($8.8 million and $1.9 million respectively for the twelve months ended December 31, 2005) for the estimated cost of the plan. The compensation expense was based on the June 30, 2006 unit price of $28.00 ($26.49 in 2005), accrued distributions, a performance multiplier of 2.0 (2.0 in 2005), and the number of units to be issued on maturity.

     The following table summarizes the RTU and PTU movement for the six months ended June 30, 2006:

     -----------------------------------------------------------------------------------------------------------
                                                                              Number of              Number of
                                                                                   RTUs                   PTUs
     -----------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                               478,765                390,557
     Granted                                                                    173,885                178,339
     Vested                                                                    (133,826)                     -
     Forfeited                                                                  (10,418)                  (189)
     -----------------------------------------------------------------------------------------------------------
     Balance, end of period                                                     508,406                568,707
     ===========================================================================================================

     The following table reconciles the change in total accrued compensation liability relating to the Whole Unit Plan:

                                                                          JUNE 30, 2006      December 31, 2005
    -----------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                         $      14,957             $    2,915
     Increase in liabilities in the year (net of cash payments)
         General and administrative expense                                       4,959                  8,774
         Operating expense                                                          451                  1,916
         Property, plant and equipment                                            1,196                  1,352
    -----------------------------------------------------------------------------------------------------------
     Balance, end of period                                               $      21,563             $   14,957
    -----------------------------------------------------------------------------------------------------------
     Current portion of liability                                                10,825                  3,597
    -----------------------------------------------------------------------------------------------------------
     Long-term liability                                                  $      10,738             $   11,360
    ===========================================================================================================


                                                        ARC ENERGY TRUST     43

13.  RECONCILIATION OF CASH FLOW AND DISTRIBUTIONS

     Cash distributions are calculated in accordance with the Trust Indenture. To arrive at cash distributions, cash flow from operations adjusted for changes in non-cash working capital and expenditures on site restoration and reclamation, is reduced by reclamation fund contributions including interest earned on the fund, a portion of capital expenditures, and debt repayments. The portion of cash flow withheld to fund capital expenditures and to make debt repayments is at the discretion of the Board of Directors.

     ---------------------------------------------------------------------------------------------------------------
                                                                   Three months ended            Six months ended
                                                                       June 30                        June 30
                                                                   2006          2005           2006           2005
     ---------------------------------------------------------------------------------------------------------------
     Cash flow from operating activities                     $  182,110    $  127,917     $  371,204     $  256,653
     Change in non-cash working capital                          10,574        (7,150)        11,414          5,033
     Expenditures on site restoration and reclamation             1,969         1,041          3,234          2,088
     ---------------------------------------------------------------------------------------------------------------
     Cash flow from operating activities after the
           above adjustments                                    194,653       121,808       385,852         263,774
     Deduct:
           Cash withheld to fund capital expenditures           (68,024)      (35,663)     (137,687)        (88,183)
           Reclamation fund contributions and interest
                  earned on fund                                 (4,727)       (1,677)       (6,396)        (3,395)
     Discretionary debt repayments                               (1,282)            -        (1,282)        (3,860)
     ---------------------------------------------------------------------------------------------------------------
     Cash distributions (1)                                     120,620        84,468       240,487        168,336
     Accumulated cash distributions, beginning of period      1,794,685     1,382,120     1,674,818      1,298,252
     ---------------------------------------------------------------------------------------------------------------
     Accumulated cash distributions, end of period          $ 1,915,305   $ 1,466,588    $ 1,915,305  $   1,466,588
     ===============================================================================================================
     Cash distributions per unit (2)                        $      0.60   $      0.45    $      1.20  $        0.90
     Accumulated cash distributions per unit,
           beginning of period                              $     16.83   $     14.69    $     16.23  $       14.24
     ---------------------------------------------------------------------------------------------------------------
     ACCUMULATED CASH DISTRIBUTIONS PER UNIT,
                  END OF PERIOD                             $     17.43   $     15.14    $     17.43  $       15.14
     ===============================================================================================================

     (1) Cash distributions include non-cash amounts of $21 million and $42 million for the three and six months ended June 30, 2006, respectively ($10 million and $19 million for the same periods in 2005, respectively). These non-cash amounts relate to the distribution reinvestment program.
     (2) Cash distributions per trust unit reflect the sum of the per trust unit amounts declared monthly to unitholders.

14.  BASIC AND DILUTED PER UNIT CALCULATIONS

     Net income per unit has been determined based on the following:

     ---------------------------------------------------------------------------------------------------------------
                                                                     Three months ended        Six months ended
                                                                           June 30                  June 30
                                                                       2006         2005        2006        2005
     ---------------------------------------------------------------------------------------------------------------
     Weighted average units (1)                                     200,814      187,388     200,202     186,810
     ---------------------------------------------------------------------------------------------------------------
     Trust units issuable on conversion of exchangeable shares (2)    2,895        2,927       2,895       2,927
     Dilutive impact of rights( 3)                                      740        1,671         817       1,917
     ---------------------------------------------------------------------------------------------------------------
     Diluted trust units                                            204,449      191,986     203,914     191,654
     ===============================================================================================================

     (1) Weighted average trust units excludes trust units issuable for exchangeable shares.
     (2) Diluted trust units include trust units issuable for outstanding exchangeable shares at the period end exchange ratio. (3) All outstanding rights were dilutive and therefore all have been included in the diluted trust unit calculation.

     Basic net income per unit has been calculated based on net income after non-controlling interest divided by weighted average units. Diluted net income per unit has been calculated based on net income before non-controlling interest divided by diluted units.


44      ARC ENERGY TRUST

15.  COMMITMENTS AND CONTINGENCIES

     Following is a summary of the Trust's contractual obligations and commitments as at June 30, 2006:

     ------------------------------------------------------------------------------------------------------------
                                                                      PAYMENTS DUE BY PERIOD
     ($ MILLIONS)                           2006      2007-2008        2009-2010      THEREAFTER          TOTAL
     ------------------------------------------------------------------------------------------------------------
     Debt repayments                           -           20.0            318.1           189.5          527.6
     Reclamation fund contributions (1)      6.1           11.8             10.2            80.9          109.0
     Purchase commitments                    7.3           18.4              3.0             7.6           36.3
     Operating leases                        2.4            8.3              8.4               -           19.1
     Derivative contract premiums (2)       12.6            3.6              1.8               -           18.0
     Retention bonuses                       1.0            1.0                -               -            2.0
     ------------------------------------------------------------------------------------------------------------
     Total contractual obligations          29.4           63.1            341.5           278.0          712.0
     ============================================================================================================

     (1) Contribution commitments to a restricted reclamation fund associated with the Redwater property acquired in the Redwater and NPCU acquisition.
     (2) Fixed premiums to be paid in future periods on certain commodity derivative contracts.

     In addition to the above, the Trust has commitments related to its risk management program (See Note 5).

     The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust's financial position or results of operations.

16.  RECLASSIFICATION

     Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2006.




                                                        ARC ENERGY TRUST     45

-------------------------------------------------------------------------------
CORPORATE AND UNITHOLDER INFORMATION
-------------------------------------------------------------------------------

DIRECTORS                                    EXECUTIVE OFFICE                      CORPORATE CALENDAR
Mac H. Van Wielingen (1) (3) (4)             ARC Resources Ltd.                    November 2            2006
   Chairman                                  2100, 440 - 2nd Avenue S.W.                           Q3 Results
                                             Calgary, Alberta T2P 5E9
Walter DeBoni (1) (4) (5)
   Vice-Chairman                             Telephone: (403) 503-8600
                                             Toll Free: 1-888-272-4900             STOCK EXCHANGE LISTING
John P. Dielwart                             Facsimile: (403) 503-8609
   President and Chief Executive Officer     Website: www.arcenergytrust.com       The Toronto Stock Exchange
                                             E-Mail: ir@arcresources.com
Frederic C. Coles (2) (3) (5)                                                      Trading Symbols:
                                                                                   AET.UN  (Trust Units)
Fred J. Dyment (1) (2)                       TRUSTEE AND TRANSFER AGENT            ARX     (Exchangeable Shares)

Michael M. Kanovsky (1) (2)                  Computershare Trust Company of        INVESTOR INFORMATION
                                             Canada
Herb Pinder (3) (4)                          600, 530 - 8th Avenue S.W.            Visit our website at
                                             Calgary, Alberta T2P 3S8              www.arcenergytrust.com
John M. Stewart (3) (4) (5)                  Telephone: (403) 267-6800             or contact:
                                                                                   Investor Relations
(1) Member of Audit Committee                                                      (403) 503-8600 or
(2) Member of Reserve Audit Committee        AUDITORS                              1-888-272-4900 (Toll Free)
(3) Member of Human Resources And
    Compensation Committee                   Deloitte & Touche LLP                 PRIVACY OFFICER
(4) Member of Policy and Board Governance    Calgary, Alberta
    Committee                                                                      Susan D. Healy
(5) Health, Safety and Environment                                                 privacy@arcresources.com
    Committee                                ENGINEERING CONSULTANTS               Facsimile: (403) 509-7260

OFFICERS                                     GLJ Petroleum Consultants Ltd.
                                             Calgary, Alberta
John P. Dielwart
   President and Chief Executive Officer

Doug J. Bonner                               LEGAL COUNSEL                                   [LOGO:
   Senior Vice-President, Corporate                                                  CANADIAN ASSOCIATION
                                                                                          OF PETROLEUM
   Development                               Burnet Duckworth & Palmer LLP                 PRODUCERS
                                             Calgary, Alberta                             STEWARDSHIP]
David P. Carey
   Senior Vice-President, Capital Markets

Susan D. Healy                                                                         Members commit to
   Senior Vice-President, Corporate Services                                       continuous improvement in
                                                                                        the responsible
Steven W. Sinclair                           GOLD(TM) CHAMPION LEVEL REPORTER       management, development
   Senior Vice-President Finance                                                     and use of our natural
   and Chief Financial Officer                    Canada's Climate Change          resources; protection of our
                                              Voluntary Challenge and Registry     environment; and, the health
Myron M. Stadnyk                             The industry's voluntary effor to       and safety of our workers
   Senior Vice-President and Chief            reduce greenhouse gas emissions         and the general public
   Operating Officer                           and document the efforts year
                                                        over year.
Allan R. Twa
   Corporate Secretary

P. Van R. Dafoe
   Treasurer

Terry Anderson
   Vice-President Operations

Yvan Chretien
   Vice-President, Land


46   ARC ENERGY TRUST